UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

CONSOLIDATED MERCANTILE  INCORPORATED
(Registrant's name)

106 Avenue Road,
Toronto, Ont.
Canada M5R 2H3
(416) 920-0500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X___       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.	Company Press Release
2.	Annual Report 2006
3.	Notice of Annual Meeting
4.	Management Information Circular
5.	Annual Information Form
6.	Form 52-109F1 Certification of Annual Filings - CEO
7.	Form 52-109F1 Certification of Annual Filings - CFO
8.	Code of Business Conduct and Ethics

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        CONSOLIDATED MERCANTILE INCORPORATED

Date: April 4, 2007                                                                                                                         By: /s/ STAN ABRAMOWITZ
                                                                                                                                                         Name: Stan Abramowitz
                                                                                         Title: Chief Financial Officer

EXHIBIT 1.

CONSOLIDATED MERCANTILE INCORPORATED

PRESS RELEASE

CONSOLIDATED MERCANTILE INCORPORATED REPORTS YEAR-END FINANCIAL RESULTS

Toronto, Ontario - March 29, 2007 - Consolidated Mercantile Incorporated (TSX - “CMC” - common) (NASDAQ - “CSLMF” - common) announced today that its revenues for the year ended December 31, 2006 decreased to approximately $30 million from $37 million in 2005. Sales at Distinctive Designs Furniture Inc. (“Distinctive”), the Company’s furniture manufacturing subsidiary, continued to be impacted by a difficult retail environment and by increased competition, primarily from offshore manufacturers. Net Loss for the period was $9.1 million compared to a Net Loss of $6.1 million in the preceding year. Net Loss for the year was impacted by furniture operating losses and the Company’s equity loss at Polyair Inter Pack Inc. (“Polyair”), the Company’s packaging business equity investee. The equity loss includes a $4.8 million loss attributable to Polyair’s discontinued operations. Loss per share for the year was $1.80 compared with a loss per share of $1.20 in the comparable 2005 period.

Consolidated Mercantile Incorporated is a management holding company which provides merchant banking and effects its investment strategy through investment in and management of its core strategic industries including furniture, packaging products and finance.

“Safe Harbor” statement under the Private Securities Reform Act of 1995: This release contains forward-looking statements which reflect management’s current views of future events and operation. These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements represent the Company’s judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500

EXHIBIT 2. ANNUAL REPORT 2006

Consolidated Mercantile Incorporated

2006 Annual Report

TO THE SHAREHOLDERS

Your Directors are pleased to report on the activities and financial results of the Company for the year ended December 31, 2006.

Revenues for the year ended December 31, 2006 decreased to approximately $30 million from $37 million in 2005. Sales at Distinctive Designs Furniture Inc. (“Distinctive”), the Company’s furniture manufacturing subsidiary, continued to be impacted by a difficult retail environment and by increased competition, primarily from offshore manufacturers. Net Loss for the period was $9.1 million compared to a Net Loss of $6.1 million in the preceding year. Net Loss for the year was impacted by furniture operating losses and the Company’s equity loss at Polyair Inter Pack Inc. (“Polyair”), the Company’s packaging business equity investee. The equity loss includes a $4.8 million loss attributable to Polyair’s discontinued operations. Loss per share for the year was $1.80 compared with a loss per share of $1.20 in the comparable 2005 period.

Distinctive has embarked on a profit improvement program designed to reduce material and labour costs and to increase sales. This includes the consolidation of its facilities and a substantial increase in its component and finished goods import program to counter strong offshore competition. These measures should serve to increase the potential for profitability.

Polyair has streamlined its business plan with the disposal of those units not core to its packaging business. With the rationalization of Polyair’s business essentially complete and a significant reduction in its bank debt effected, Polyair’s focus will be to improve profitability through an increase in sales and the efficiency of its manufacturing operations.

During the period under review, the Company provided notice of its intention to renew its normal course issuer bid to repurchase up to 5% of its issued and outstanding shares in the open market until September 21, 2007. The number and timing of such purchases, if any, are to be determined by the Company.

As we reflect on the past we look forward to the future and continue to search for new opportunities. Together with the Executives, Officers and Employees, we take this opportunity to thank our Shareholders for their continued support.

On Behalf of the Board

“Signed”

Fred A. Litwin
President

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31

(Expressed in Canadian Dollars)

ASSETS	2006	2005
Current
Cash and cash equivalents	$3,138,256	$7,064,845
Short-term investments (market value $6,916,467; 2005 - $3,929,552)	6,627,101	3,916,062
Accounts receivable (Note 1)	6,664,194	6,284,546
Income taxes recoverable	-	611,389
Inventories (Note 2)	5,162,875	5,608,494
Prepaid expenses	359,065	293,112
Future income taxes (Note 11)	18,000	69,538
	21,969,491	23,847,986
Investments (Note 3)	508,631	6,779,250
Property and equipment (Note 4)	1,193,449	1,786,574
Future income taxes (Note 11)	14,987	856,267
	$23,686,558	$33,270,077
LIABILITIES
Current
Bank indebtedness (Note 5)	$-	$5,132,074
Commercial credit facility payable (Note 6)	3,965,584	-
Accounts payable and accrued liabilities	4,606,833	2,991,443
Income taxes payable	853,707	868,003
Current portion of long-term debt (Note 7)	259,996	9,996
	9,686,120	9,001,516
Long-term debt (Note 7)	552,689	562,685
Non-controlling interest	1,353,719	2,709,015
Future income taxes (Note 11)	119,000	166,400
	11,711,528	12,439,616
Commitments (Note 13)

SHAREHOLDERS' EQUITY
Capital stock (Note 8)
Issued and outstanding
315,544Class A preference shares	141,826	141,826
5,081,207Common shares (2005 - 5,094,507)	2,691,481	2,698,527
	2,833,307	2,840,353
Contributed surplus	59,411	59,411
Cumulative translation account	(757,088)	(1,048,467)
Retained earnings	9,839,400	18,979,164
	11,975,030	20,830,461
	$23,686,558	$33,270,077
See accompanying notes to consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:
“Signed” Director	“Signed” Director
    Fred A. Litwin                                                                                                                                                       Stan Abramowitz

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

	2006	2005	2004

BALANCE AT BEGINNING OF YEAR	$18,979,164	$25,093,049	$20,629,808
Excess of cost of shares purchased for cancellation over stated value	(10,628)	(10,432)	(776,232)

Net earnings (loss) for the year	(9,129,136)	(6,103,453)	5,239,473
BALANCE AT END OF YEAR	$9,839,400	$18,979,164	$25,093,049

CONSOLIDATED STATEMENTS OF CUMULATIVE TRANSLATION ACCOUNT
FOR THE YEARS ENDED DECEMBER 31

	2006	2005	2004
BALANCE AT BEGINNING OF YEAR	$(1,048,467)	$(868,200)	$(1,474,768)
Change in unrealized foreign currency gain (loss)	54,766	(180,267)	606,568

Recognition of equity loss in excess of carrying value of investment in a significantly influenced company	236,613	-	-
BALANCE AT END OF YEAR	$(757,088)	$(1,048,467)	$(868,200)

See accompanying notes to consolidated financial statements.

AUDITORS' REPORT

To the Shareholders of
CONSOLIDATED MERCANTILE INCORPORATED

We have audited the consolidated balance sheets of Consolidated Mercantile Incorporated as at December 31, 2006 and 2005 and the consolidated statements of retained earnings, cumulative translation account, operations and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

“Signed”

KRAFT BERGER LLP
Chartered Accountants

Toronto, Ontario
February 23, 2007

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

	2006	2005	2004
		(Note 15)	(Note 15)
SALES	$30,262,368	$37,000,566	$84,460,540
COST OF SALES	26,400,736	32,165,061	66,368,611
GROSS PROFIT	3,861,632	4,835,505	18,091,929
OTHER INCOME (Schedule)	58,492	616,294	184,913
EXPENSES (Schedule)	6,933,172	8,343,387	18,601,845
LOSS FROM OPERATIONS BEFORE UNDERNOTED ITEMS	(3,013,048)	(2,891,588)	(325,003)
Equity loss of significantly influenced companies	(700,353)	(930,898)	(38,808)
Gain on sale of investment in former consolidated subsidiary	-	-	8,738,863
Loss on disposal of investment of equity investee	-	-	(26,706)
Write-down of investment in significantly influenced company	(991,732)	-	-
	(1,692,085)	(930,898)	8,673,349
EARNINGS (LOSS) BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST	(4,705,133)	(3,822,486)	8,348,346
Income taxes (recovery) (Note 11)	967,481	(747,624)	2,433,037
EARNINGS (LOSS) BEFORE NON-CONTROLLING INTEREST	(5,672,614)	(3,074,862)	5,915,309
Non-controlling interest	(1,355,297)	(1,000,075)	324,277
EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(4,317,317)	(2,074,787)	5,591,032
Loss from discontinued operations, net of tax (Note 14)	-	-	(666,796)
Share of earnings (loss) from discontinued operations of significantly influenced company	(4,811,819)	(4,028,666)	315,237
	(4,811,819)	(4,028,666)	(351,559)
NET EARNINGS (LOSS) FOR THE YEAR	$(9,129,136)	$(6,103,453)	$ 5,239,473

EARNINGS (LOSS) PER SHARE (Note 9)

Earnings (loss) per share from continuing operations Basic	$(0.85)	$(0.41)	$1.11
Diluted	$(0.85)	$(0.41)	$1.05
Loss per share from discontinued operations Basic	$(0.95)	$(0.79)	$(0.07)
Diluted	$(0.95)	$(0.79)	$(0.06)
Earnings (loss) per share Basic	$(1.80)	$(1.20)	$1.04
Diluted	$(1.80)	$(1.20)	$0.99
See accompanying notes to consolidated financial statements.

SCHEDULES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

2006	2005	2004
	(Note 15)	(Note 15)

Other income
Interest income	$225,617	$221,432	$172,614
Investment income (loss)	(217,608)	394,862	12,299
Gain on disposal of property, plant and equipment	50,483	-	-
	$58,492	$616,294	$184,913

Expenses
Selling and administration	$6,421,457	$7,557,333	$14,173,315
Amortization	544,040	475,452	3,066,520
Interest on long-term debt	1,952	26,359	366,996
(Gain) loss on foreign exchange	(34,277)	(154,477)	995,014
Impairment of goodwill	-	118,720	-
Loss on extinguishment of debt	-	320,000	-
	$6,933,172	$8,343,387	$18,601,845

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

(Expressed in Canadian Dollars)

2006	2005	2004
	(Note 15)	(Note 15)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings (loss) from continuing operations	$(4,317,317)	$(2,074,787)	$5,591,032
Items not affecting cash (Note 10(a))	1,767,562	417,666	(5,641,026)
Change in non-cash components of working capital (Note 10(b))	2,212,503	(3,183,642)	1,800,777
	(337,252)	(4,840,763)	1,750,783
Net cash flows of de-consolidated subsidiary	-	-	(1,648,310)
Funds used in discontinued operations	-	-	(1,221,949)
	(337,252)	(4,840,763)	(1,119,476)

FINANCING ACTIVITIES
Issuance of common shares	-	79,625	253,130
(Decrease) increase in bank indebtedness	(5,132,074)	3,844,154	(1,127,080)
Proceeds from commercial credit facility	3,965,584	-	-
Proceeds from long-term debt	250,000	-	-
Purchase of common shares for cancellation	(17,674)	(12,681)	(864,043)
Repayment of long-term debt	(9,996)	(554,998)	(674,623)
	(944,160)	3,356,100	(2,412,616)

INVESTING ACTIVITIES
Cash disposed of on de-consolidation of subsidiary	-	-	(1,170,886)
Increase in short-term investments	(2,802,839)	(3,377,060)	(503,470)
Proceeds on disposal of investment, net	-	-	18,023,441
Proceeds on disposal of property and equipment	194,957	-	-
Purchase of property and equipment	(95,389)	(387,044)	(148,483)
Purchase of shares of equity investees	-	-	(1,772,134)
Other	58,094	(6,634)	(51,450)
	(2,645,177)	(3,770,738)	14,377,018

CHANGE IN CASH AND CASH EQUIVALENTS	(3,926,589)	(5,255,401)	10,844,926
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,064,845	12,320,246	1,475,320
CASH AND CASH EQUIVALENTS AT END OF YEAR	$3,138,256	$7,064,845	$12,320,246

SUPPLEMENTARY CASH FLOW INFORMATION:
Interest paid	$406,030	$229,689	$878,398
Income taxes paid	41,516	1,656,530	815,227

NON-CASH TRANSACTIONS:
Property and equipment under capital lease	$-	$40,179	$-

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

Consolidated Mercantile Incorporated (“the Company”) is a public company whose shares are traded on the Toronto Stock Exchange and The Nasdaq Stock Market.

These consolidated financial statements include the accounts of the Company and the subsidiary companies over which it has control, which includes 2041804 Ontario Inc., Distinctive Designs Furniture Inc. (“Distinctive”) and Polyair Inter Pack Inc. (“Polyair”) (fiscal year ended October 31) up to February 29, 2004.

In March 2004, the Company sold a portion of its investment in Polyair, previously the Company’s specialty cover and packaging subsidiary, reducing its investment therein to 23%. These consolidated financial statements include the consolidation of the results of operations of Polyair up to the date of disposition. Notwithstanding that the Company has retained the right to elect a majority of the Board of Directors of Polyair, the Company’s rights are limited, and accordingly, the Company does not control Polyair. As the Company and Polyair no longer have a parent-subsidiary relationship, commencing March 2004, financial results of Polyair are being accounted for on an equity basis. Polyair’s 2006 consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that Polyair will be able to meet its financial covenant tests and generate positive cash flows from operations. In order for this to be realized, Polyair is dependent upon the continued support of its lenders and creditors and increased profitability from its packaging business, which is sensitive to the volume and price of packaging products sold, freight costs, and the cost of resin. If these assumptions are not met, Polyair may not be able to realize its assets and discharge its liabilities in the normal course of operations.

Distinctive’s 2006 consolidated financial statements have been prepared on the basis of generally accepted accounting principles applicable to a going concern with the assumption that Distinctive will be able to realize its assets and discharge its liabilities in the normal course of business. Distinctive has sustained material losses in recent years and now finances its operations using an asset-based lender. In order to generate positive cash flows from operations, Distinctive is dependent upon the support of this new lender and a return to profitability which is sensitive to the volume and price of furniture sold as well as freight and labour costs. If these assumptions are not met, Distinctive may not be able to realize its assets and discharge its liabilities in the normal course of operations. If the going concern assumption is not appropriate for Distinctive, adjustments may be necessary to the carrying value of the Company’s assets related thereto.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles.

Accounting Estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s best estimates as additional information becomes available in the future.

The Company maintains accounts receivable allowances for estimated losses resulting from the inability of its customers to make payments. It performs periodic credit evaluations of its customers and typically does not carry collateral or credit insurance. The Company’s estimate of the allowance for doubtful accounts may prove insufficient if a greater than expected number of customers are delinquent in their payments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Estimates (continued)

The Company maintains a provision for inventory obsolescence. In evaluating the adequacy of the provision for inventory obsolescence, a number of factors are considered, including level of inventory in relationship to historical and forecasted sales, changes in customer preferences and new product offerings. The Company’s provision for inventory obsolescence may require adjustment as these factors change.

Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments.

Cash and cash equivalents: The Company’s cash equivalents consist primarily of investments in short term deposits with maturities of three months or less from date of placement. The carrying amount approximates fair value because of the short maturity of those instruments.

Short-term investments: The Company's short-term investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Short-term investments are recorded at the lower of cost and fair value with realized gains and losses during the period recorded in the consolidated statement of operations.

Long and short-term debt: The carrying amounts of the Company's borrowings under its credit facilities and other long-term debts approximate their fair value as they carry interest at market rates.

Other financial assets and liabilities: The carrying amounts of these assets and liabilities approximate their fair value based principally on short terms to maturities and interest rates offered to the Company for debt with similar terms and conditions.

Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, and trade receivables.

Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

Short-term investments held by a professional hedge fund manager (representing 64.3% of the portfolio) can be withdrawn in any given month up to a maximum of forty percent of the outstanding investment amount, and therefore, credit risk is considered minimal. Short-term investments invested with professional hedge fund managers represent 79.4% of the portfolio.

The Company monitors the credit worthiness of its customers to which it grants credit terms in the normal course of business. The Company does not normally require collateral or other security to support credit sales. During the year, three separate customers of Distinctive accounted for approximately 57% (2005 - 43%; 2004 - 46%) of its gross sales. Loss of any of these customers could result in unsold inventory and decreased capacity utilization.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Exchange Risk

Foreign exchange risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company’s operating and financial results. A portion of the Company’s transactions is denominated in U.S. dollars. Significant foreign exchange gains (losses) are reflected as a separate component of expenses. The Company, in the normal course of business, enters into forward exchange contracts, swaps and options to manage foreign currency exposures. Gains and losses on these financial instruments are recognized in the same period when incurred. At December 31, 2006, the Company had no outstanding commitments.

Inventories

Inventories are stated at the lower of cost and net realizable value with cost being determined on a first-in, first-out basis.

Investments

Long-term investments in which the Company has significant influence are accounted for using the equity method. Whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable, the investment will be written down to its fair value. Any impairment in value is recorded in the consolidated statement of operations.

Property and Equipment and Amortization

Property and equipment are stated at cost. Any impairment in value is recorded in the consolidated statement of operations. Amortization is calculated on the straight-line basis over their estimated useful lives using the following annual rates:

Machinery and equipment	-10% - 50%
Furniture and fixtures	-20%
Computer equipment and software	-30% - 33%
Automotive equipment	-30%
Dies and moulds	-over three years

Amortization of leasehold improvements is calculated on the straight-line basis over the term of the lease including the first renewal term.

Maintenance and repairs are charged to operations as incurred; significant improvements are capitalized.

Capital Leases

Capital leases which transfer substantially all of the property and relevant risk related to the ownership of the property leased to the Company are capitalized by recording as assets and liabilities the present value of the payments under the leases.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill represents the excess of the cost of investments in subsidiaries over the fair value of its net tangible assets at date of acquisition. Goodwill is not amortized and is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The annual impairment test is a two-part test, which compares the carrying amount of each reporting unit to its fair value.

In 2005 an impairment test was performed on goodwill and it was determined that the carrying value of goodwill on product lines that were being phased out was impaired. The impaired amount was expensed and presented as a separate line item in the consolidated statement of operations.

Revenue Recognition

Revenue from product sales is recognized when goods are shipped to the customer, the customer takes ownership and assumes risk of loss and collection of the relevant receivable is reasonably assured. Customer returns are recorded as adjustments to sales. The Company estimates and accrues its customer returns based on historical trends and known return goods authorizations.

Costs associated with rebates are recorded as adjustments to sales at the same time as product sales are recognized. Where volume rebates are based on pre-defined annual targets, the Company estimates and accrues volume rebates based on contractual agreements with customers and estimated annual sales based on historical sales levels. Estimates of rebates accrued are continually revised to reflect actual rebates earned based on actual sales levels achieved.

Foreign Currency Translation

i)
Monetary assets and liabilities are translated at the rates of exchange in effect at the balance sheet date. Revenue and expenses are translated at the rates of exchange in effect on the date of transactions. The resulting gains and losses are included in the consolidated statements of operations.

ii)
The Company’s investment in its foreign operations (former consolidated subsidiary) is of a self-sustaining nature. Accordingly, assets and liabilities of foreign operations are translated to Canadian dollars at the exchange rates in effect at the balance sheet date and revenues and expenses are translated at average rates for the year. Related foreign currency translation adjustments are recorded as a separate component of shareholders’ equity and included in the cumulative translation account.

iii)
The Company translates its integrated foreign operations using the temporal method. All monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. All non-monetary assets and liabilities incurred in a foreign currency are translated at the rates in effect on the transaction date. All revenue and expenses are translated at the average exchange rate during the year with the exception of amortization which is exchanged at historical rates. Foreign currency gains or losses are included in the consolidated statement of operations in the current year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date.

Stock-based Compensation Plans

The Company has a stock-based compensation plan, which is described in Note 8 (c). The Plan is designed to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by those directors, officers and key employees responsible for the management and growth of the Company’s business. The Plan does not include any provision whereby the vesting of options granted thereunder is in any way limited or restricted. Options granted under the Plan may be exercised for such period as may be determined by the Board of Directors at the time such option is granted. The Company accounts for stock-based compensation and other stock-based payments using the fair value-based method. Under the fair value-based method, compensation costs attributable to awards to Company employees are measured at fair value at the date of the grant, amortized over the vesting period on a straight-line basis, and charged to earnings with a related credit to contributed surplus. Consideration paid by employees on exercise of stock options is recorded as share capital. The Company has not granted any new options since the adoption of these recommendations. As at December 31, 2006, the Company has no outstanding stock options.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted average number of common shares that are outstanding during the year. Diluted earnings (loss) per share is computed using the weighted average of common and potential common shares outstanding during the year. Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and share purchase warrants using the treasury method.

Advertising

The Company expenses the cost of advertising as incurred. Advertising expenses for the year amounted to $995,673 (2005 - $1,265,219; 2004 - $2,058,093).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements - Canadian GAAP

Recent accounting pronouncements affecting the Company’s financial reporting under Canadian GAAP are summarized below:

i)
Financial Instruments. In January 2005 The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3855, “Financial Instruments - Recognition and Measurement”, and subsequently issued Section 3861, “Financial Instruments - Disclosure and Presentation”. Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Transitional provisions are complex and vary based on the type of financial instruments under consideration. Both Sections apply to interim and annual financial statements for fiscal periods beginning after October 1, 2006 and will be adopted by the Company on January 1, 2007.

ii)
Comprehensive Income. In January 2005 the CICA issued Handbook Section 1530, “Comprehensive Income”, to introduce new standards for reporting and presenting comprehensive income. Comprehensive income is the change in equity (net assets) of a company during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except for changes resulting from investments by owners and distributions to owners. Financial statements for prior periods are required to be restated for certain comprehensive income items. This Section applies to interim and annual financial statements for fiscal periods beginning after October 1, 2006 and will be adopted by the Company on January 1, 2007.

iii)
Equity. In January 2005 the CICA issued Handbook Section 3251, “Equity”, which replaces Section 3250, “Surplus”. Section 3251 establishes standards for the presentation of equity and changes in equity during reporting periods beginning after October 1, 2006. Financial statements for prior periods are required to be restated for certain specified adjustments. For other adjustments, the adjusted amount must be presented in the opening balance of accumulated other comprehensive income. The Company will adopt this Section on January 1, 2007.

iv)
Hedges. In January 2005 the CICA issued Handbook Section 3865, “Hedges” to clarify requirements for determining hedging relationships and applying hedge accounting. The Company plans to adopt this Section on January 1, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

1.	ACCOUNTS RECEIVABLE
	2006	2005
Accounts receivable	$6,756,274	$6,591,609
Accounts receivable - affiliated company	-	79,682
Allowance for doubtful accounts	(92,080)	(386,745)
	$6,664,194	$6,284,546

2.	INVENTORIES
	2006	2005
Raw materials	$2,779,945	$3,738,954
Work in process	407,438	569,706
Finished goods	1,975,492	1,299,834
	$5,162,875	$5,608,494

3.	INVESTMENTS

	2006	2005
Investment in significantly influenced company Common shares - at equity (22.8%)
Proportionate share of net book value	$1	$4,695,803
Unamortized goodwill	-	1,611,478
(market value - $3,332,167; 2005 - $ 7,206,779)	1	6,307,281

Investment in significantly influenced company Common shares - at equity (1.4%) (market value - $160,709; 2005 - $120,262)	508,630	497,449

Investment in significantly influenced company Common shares - at equity (50.0%)	-	(83,565)

Note receivable from a significantly influenced company, bearing interest at prime per annum, due on demand	-	58,085
	$508,631	$6,779,250

Subsequent to the year end, the Company’s fifty percent (50%) owned equity investee filed for bankruptcy. The investment in shares and note receivable from this equity investee have been written off as at December 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

4. PROPERTY AND EQUIPMENT
	Cost	Accumulated Amortization	2006 Net	2005 Net
Machinery and equipment	$3,683,181	$2,786,224	$896,957	$1,241,444
Furniture and fixtures	400,385	328,856	71,529	89,410
Computer equipment and software	525,722	446,046	79,676	98,337
Leasehold improvements	501,475	399,472	102,003	295,948
Automotive equipment	160,952	142,126	18,826	26,981
Patent and trademark	301	-	301	301
	5,272,016	4,102,724	1,169,292	1,752,421
Assets under capital leases
Automotive equipment	40,179	16,022	24,157	34,153
	$5,312,195	$4,118,746	$1,193,449	$1,786,574

5.	BANK INDEBTEDNESS
	2006	2005
Canadian operating demand loan, interest at prime plus 0.5% per annum	$-	$4,420,000
U.S. operating demand loan, interest at the lender’s U.S. dollar base rate plus 0.5% per annum	-	712,074
	$-	$5,132,074

Total net interest paid during the year, including interest on long-term debt, amounted to $406,030
(2005 -$229,689; 2004 - $878,398).

6.	COMMERICAL CREDIT FACILITY PAYABLE
	2006	2005
Commercial credit facility payable bearing interest at 19% per annum maturing on December 22, 2007	$3,965,584	$-

The commercial credit facility is secured by a general security agreement of Distinctive. Distinctive is required to maintain specific financial ratios and conditions under this commercial credit facility agreement. As at December 31, 2006, Distinctive was in compliance with these ratios and conditions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

7.	LONG-TERM DEBT

	2006	2005
Note payable, bearing interest at 10% per annum and due on demand, postponed under the terms of subsidiary’s borrowing agreement	$537,500	$ 537,500
Note payable, bearing interest at 15% per annum and due on demand, partially postponed under the terms of subsidiary’s borrowing agreement	250,000	-
Obligations under capital leases	25,185	35,181
	812,685	572,681
Less: Current portion	259,996	9,996
	$552,689	$ 562,685

The aggregate amount of payments required in the 2007 fiscal year and subsequent years to meet retirement provisions are as follows:

2007	$259,996
2008	9,996
2009 and thereafter	542,693
$812,685

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

8.	CAPITAL STOCK

(a) Authorized

Unlimited $0.04 non-cumulative, non-voting, non-participating, $0.44 redeemable,
Class A preference shares

Unlimited Preference shares, issuable in series

Unlimited Common shares

(b) Issued

	Common Shares		Class A Preference Shares
	# of Shares	$ Value	# of Shares	$ Value
Balance at December 31, 2003	4,873,083	1,906,156	1,538,493	691,502
Conversion of Class A preference Shares	214,577	549,676	(1,222,949)	(549,676)
Repurchase for cancellation	(183,853)	(87,811)	-	-
Exercise of stock options (Note 8(c))	55,000	95,630	-	-
Exercise of share purchase warrants (Note 8(d))	52,500	157,500	-	-
Balance at December 31, 2004	5,011,307	2,621,151	315,544	141,826
Repurchase for cancellation	(4,300)	(2,249)	-	-
Exercise of stock options (Note 8(c))	87,500	79,625	-	-
Balance at December 31, 2005	5,094,507	2,698,527	315,544	141,826
Repurchase for cancellation	(13,300)	(7,046)	-	-
Balance at December 31, 2006	5,081,207	2,691,481	315,544	141,826

During 2004, at the option of the holders, 1,222,949 Class A preference shares were converted (prior to the conversion expiry on March 31, 2004) into 214,577 Common shares on the basis of 5.7 Class A preference shares for each Common share.

During the year, the Company repurchased 13,300 (2005 - 4,300; 2004 - 183,853) Common shares for cancellation pursuant to a Normal Course Issuer Bid for a total consideration of $17,674 (2005 - $12,681; 2004 - $864,043). The excess cost of the purchase price over the book value of the shares was charged to retained earnings.

During 2004, 52,500 share purchase warrants were exercised for a total consideration of $157,500.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

8. CAPITAL STOCK (continued)

(c)	Stock Options

The Company has a single Stock Option Plan. The Plan is designed to secure for the Company and its shareholders the benefits of the incentive inherent in share ownership by those directors, officers and key employees responsible for the management and growth of the Company’s business. The Plan does not include any provision whereby the vesting of options granted thereunder is in any way limited or restricted. Options granted under the Plan may be exercised for such period as may be determined by the Board of Directors at the time such option is granted. The maximum number of common shares which may be reserved for issuance to any one person under the Plan is 5% of the common shares outstanding at the time of the grant.

The number of shares reserved for issuance under the Stock Option Plan is currently limited to 500,000 common shares at an option price not to be less than the market price at the date of issuance.

The Company requested shareholder approval at its Annual and Special Meeting held on April 27, 2006 to extend the expiry date of the then outstanding options. The extension was not approved and as at December 31, 2006, the Company has no outstanding stock options.

	Number of Options			Average Exercise Price
	2006	2005	2004	2006	2005	2004
Beginning of year	190,000	277,500	332,500	$2.29	$1.85	$1.84
Exercised	-	(87,500)	(55,000)	$-	$0.91	$1.74
Expired	(190,000)	-	-	$2.29	$-	$-
End of year	-	190,000	277,500	$-	$2.29	$1.85

(d) Share Purchase Warrants

Pursuant to long-term debt repayment options, the Company issued share purchase warrants entitling the holders to purchase Common shares at an exercise price of $3.00 per Common share. During 2004, 52,500 Common shares were issued upon the exercise of these warrants. The share purchase warrants expired on September 7, 2006.

	Number of Warrants
	2006	2005	2004
Beginning of year	226,665	226,665	279,165
Exercised	-	-	(52,500)
Expired	(226,665)	-	-
End of year	-	226,665	226,665

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

9. EARNINGS (LOSS) PER SHARE

The following table sets forth the calculation of basic and diluted earnings per share:

	2006	2005	2004
		(Note 15)	(Note 15)
Numerator:
Earnings (loss) from continuing operations	$(4,317,317)	$(2,074,787)	$5,591,032
Loss from discontinued operations, net of tax	-	-	(666,796)
Share of earnings (loss) from discontinued operations of significantly influenced company	(4,811,819)	(4,028,666)	315,237
Net earnings (loss)	(9,129,136)	(6,103,453)	5,239,473
Interest on convertible debenture, net of tax	-	-	41,495
Net earnings (loss) available to Common shareholders	$(9,129,136)	$(6,103,453)	$5,280,968
Denominator:
Weighted average number of shares outstanding	5,089,964	5,065,172	5,020,433
Effect of dilutive securities
Stock options	-	-	173,182
Share purchase warrants	-	-	88,735
Potential conversion of convertible debenture	-	-	71,771
	5,089,964	5,065,172	5,354,121
Earnings (loss) per share

Earnings (loss) per share from continuing operations
Basic	$(0.85)	$(0.41)	$1.11
Diluted	$(0.85)	$(0.41)	$1.05
Earnings (loss) per share from discontinued operations
Basic	$(0.95)	$(0.79)	$(0.07)
Diluted	$(0.95)	$(0.79)	$(0.06)
Earnings (loss) per share
Basic	$(1.80)	$(1.20)	$1.04
Diluted	$(1.80)	$(1.20)	$0.99

Basic and diluted loss per share is the same for 2005 as the effect of assumed exercise of stock options and share purchase warrants is anti-dilutive.

All stock options and share purchase warrants expired in 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

10.  CONSOLIDATED STATEMENTS OF CASH FLOWS

	2006	2005	2004
		(Note 15)	(Note 15)
(a) Items not affecting cash:

Amortization	$544,040	$475,452	$3,066,520
Impairment of goodwill	-	118,720	-
Write-down of short-term investments	91,799	48,744	-
Gain on disposal of property, plant and equipment	(50,483)	-	-
Equity loss of significantly influenced companies	700,353	930,898	38,808
Gain on sale of investment in former consolidated subsidiary	-	-	(8,738,863)
Loss on disposal of investment of equity investee	-	-	26,706
Write-down of investment in significantly influenced company	991,732	-	-
Future income taxes	845,418	(156,073)	(358,474)
Non-controlling interest	(1,355,297)	(1,000,075)	324,277
	$1,767,562	$417,666	$(5,641,026)
(b) Change in non-cash components of working capital:

(Increase) decrease in accounts receivable	$(379,648)	$1,058,962	$(1,374,796)
Decrease (increase) in income taxes recoverable	611,389	(611,389)	32,220
Decrease (increase) in inventories	445,619	(1,039,303)	1,101,085
(Increase) decrease in prepaid expenses	(65,953)	(203,893)	31,117
Increase (decrease) in accounts payable and accrued liabilities	1,615,392	(825,582)	(419,289)
(Decrease) increase in income taxes payable	(14,296)	(1,562,437)	2,430,440
	$2,212,503	$(3,183,642)	$1,800,777

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

11. INCOME TAXES

The Company’s income tax expense differs from the amount that would have resulted by applying Canadian statutory tax rate of approximately 36.1% (2005 - 36.1%; 2004 - 36.6%) to income as described below:

	2006	2005	2004
		(Note 15)	(Note 15)
Income tax computed at statutory combined basic income tax rates	$(1,698,553)	$(1,379,918)	$3,055,495
Increase (decrease) in income tax resulting from:
Investment tax credit	-	-	(3,027)
Large corporations and minimum taxes	117,218	11,115	17,177
Manufacturing and processing tax credit	-	116,219	(42,737)
Non-deductible items	151,108	34,512	27,500
Non-taxable equity items	610,842	336,055	24,787
Non-taxable portion of capital (gain) loss	67,209	96,452	(812,738)
Re-valuation of future tax benefits previously recognized	752,000	-	-
Future tax benefits not recognized	941,000	29,989	-
Other	26,657	7,952	166,580
Effective income tax provision	$967,481	$(747,624)	$2,433,037

Total income taxes paid during the year amounted to $41,516 (2005 - $1,656,530; 2004 - $815,227).

The components of income taxes are as follows:

	2006	2005	2004
		(Note 15)	(Note 15)
Current
- Canada	$122,063	$(591,551)	$2,465,354
- U.S.	-	-	326,157
Future
- Canada	845,418	(156,073)	(358,474)
	$967,481	$(747,624)	$2,433,037

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

11.	INCOME TAXES (continued)

A summary of the principal components of future tax assets and liabilities calculated in accordance with Canadian accounting principles as at December 31 is noted below:

	2006	2005

Current future income tax assets
Unrealized foreign exchange loss	$18,000	$69,538

Non-current future income tax assets
Non-capital loss carry-forwards	1,681,000	779,389
Capital loss carry-forwards	102,000	134,367
Eligible cumulative expenditure	-	38,000
Other	14,987	24,500
Valuation allowance	(1,783,000)	(119,989)
	14,987	856,267
Non-current future income tax liabilities
Depreciable property and equipment	(119,000)	(166,400)

Net future income tax assets (liabilities)	$(86,013)	$759,405

The Company has non-capital loss carry-forwards of approximately $2,246,000 of which $53,000 expires in 2009, $471,000 expires in 2010, $635,000 expires in 2014, $493,000 expires in 2015, and $594,000 expires in 2026 and capital loss carry-forwards of approximately $110,000. No future income tax assets have been recognized in respect of these non-capital loss and capital loss carry-forwards.

The Company’s subsidiary has non-capital loss carry-forwards of approximately $2,638,000, of which $488,000 expires in 2015 and $2,150,000 expires in 2026 and capital loss carry-forwards of approximately $501,000. No future income tax assets have been recognized in respect of the subsidiary’s non-capital loss and capital loss carry-forwards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

12. RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by virtue of common ownership and management. The transactions with related parties are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Significant related party transactions and outstanding balances not disclosed elsewhere in these consolidated financial statements are summarized as follows:

The Company made furniture sales of $131,903 (2005 - $187,990; 2004 - $Nil) to its fifty percent owned equity investee company.

The Company paid rent of $355,206 (2005 - $321,128; 2004 - $407,503) to a company directors and officers of which are also directors and/or officers of the Company.

Administration and management fees of $312,000 (2005 - $261,000; 2004 - $299,667) were paid to a company directors and officers of the which are also directors and/or officers of the Company.

Interest of $Nil (2005 - $26,359; 2004 - $71,204) was paid to a company directors and officers of which are also directors and/or officers of the Company.

In 2005, a $320,000 debenture redemption premium was paid to a company directors and officers of which are also directors and/or officers of the Company.

13.	COMMITMENTS

Operating Leases

The Company leases premises and automobiles under operating leases. These leases expire between 2007 and 2009. The total commitment of $666,883 includes $641,697 related to plant, warehouses and office facilities and $25,186 related to automobile leases.

At December 31, 2006, future minimum payments to be made for operating leases are as follows:

2007	$542,831
2008	118,858
2009	5,194
$666,883

Total rent paid during the year amounted to $910,396 (2005 - $1,213,895; 2004 - $1,121,404).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

14. DISCONTINUED OPERATIONS

In 2005 Polyair initiated a process to dispose of the assets and business of its Pool Products business segment. The sale of this segment, consisting of three individual product units, was concluded during 2006.

Polyair’s management determined that its interest in cross-linked foam operated through its 50.1% subsidiary PXL Cross-Linked Foam Corporation (“PXL”) and its interest in expanded polystyrene operated through its 76% subsidiary PSC Moulding Corporation (“PSC”) were not core to its Packaging business. In November 2006 Polyair completed the sale of its interest in PXL. Negotiations regarding the sale of PSC are ongoing and if successful, the sale is expected to be concluded by Polyair in its second quarter of 2007.

Accordingly, the operating results of Polyair’s Pool Products business segment, PXL and PSC have been classified by Polyair as discontinued operations and comparative figures have been restated.

These consolidated financial statements include the consolidation of the results of operations of Polyair to February 29, 2004. Commencing March 2004, financial results of Polyair are being accounted for on an equity basis. The following table provides information with respect to the amounts included in the results of discontinued operations for Polyair’s Pool Products business segment, PXL and PSC for the four-month period ended February 29, 2004:

	Pool Products	PXL & PSC	Total

Sales	$25,542,422	$3,592,769	$29,135,191

Earnings (loss) before income taxes	$(2,672,708)	$2,210	$(2,670,498)
Income tax recovery	(1,150,512)	(22,099)	(1,172,611)
Earnings (loss) before non-controlling interest	(1,522,196)	24,309	(1,497,887)
Non-controlling interest	844,583	(13,492)	831,091
Earnings (loss) from discontinued operations	$(677,613)	$10,817	$(666,796)

15. RESTATEMENT OF COMPARATIVE FIGURES

The 2004 and 2005 Consolidated Financial Statements have been restated (see Note 14) from statements previously presented to conform to the presentation of the 2006 Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

16. SEGMENTED INFORMATION

The Company manufactures furniture in Canada and the United States and until February 2004, packaging products in Canada and the United States.

2006

Industry Segments:
	Packaging Products $	Furniture $	Consolidated $
Sales	-	30,262,368	30,262,368
Operating loss	-	(1,668,073)	(1,668,073)
Corporate expenses			(540,056)
Other income			58,492
Amortization			(544,040)
Interest			(353,648)
Gain on foreign exchange			34,277
Equity loss in significantly influenced companies			(700,353)
Write-down of investment in significantly influenced company			(991,732)
Income taxes			(967,481)
Non-controlling interest			1,355,297
Share of loss from discontinued operations of significantly influenced company			(4,811,819)
Loss for the year			(9,129,136)
Identifiable assets	-	13,334,097	13,334,097
Corporate assets			10,352,461
Total assets			23,686,558
Capital expenditures (net)	-	95,389	95,389
Corporate			-
Total capital expenditures (net)			95,389
Amortization	-	544,040	544,040
Corporate			-
Total amortization			544,040

Geographic Segments:
	Canada $	United States $	Consolidated $
Sales	17,793,351	12,469,017	30,262,368
Property and equipment	1,062,219	131,230	1,193,449

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

16. SEGMENTED INFORMATION (continued)

2005 (Note 15)

Industry Segments:
	Packaging Products $	Furniture $	Consolidated $
Sales	-	37,000,566	37,000,566
Operating loss	-	(1,918,470)	(1,918,470)
Corporate expenses			(539,540)
Other income			616,294
Amortization			(475,452)
Interest			(290,177)
Gain on foreign exchange			154,477
Impairment of goodwill			(118,720)
Loss on extinguishment of debt			(320,000)
Equity loss in significantly influenced companies			(930,898)
Income tax recovery			747,624
Non-controlling interest			1,000,075
Share of loss from discontinued operations of significantly influenced company			(4,028,666)
Loss for the year			(6,103,453)
Identifiable assets	-	14,692,570	14,692,570
Corporate assets			18,577,507
Total assets			33,270,077
Capital expenditures (net)	-	387,044	387,044
Corporate			-
Total capital expenditures (net)			387,044
Amortization	-	475,452	475,452
Corporate			-
Total amortization			475,452

Geographic Segments:
	Canada $	United States $	Consolidated $
Sales	27,778,693	9,221,873	37,000,566
Property and equipment	1,400,783	385,791	1,786,574

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

16. SEGMENTED INFORMATION (continued)

2004 (Note 15)

Industry Segments:
	Packaging Products $	Furniture $	Consolidated $
Sales	37,228,087	47,232,453	84,460,540
Operating profit	6,699,097	1,257,163	7,956,260
Corporate expenses			(3,668,997)
Other income			184,913
Amortization			(3,066,520)
Interest			(735,645)
Loss on foreign exchange			(995,014)
Gain on sale of investment in consolidated subsidiary			8,738,863
Equity loss in significantly influenced companies			(38,808)
Loss on disposal of investment of equity investee			(26,706)
Income taxes			(2,433,037)
Non-controlling interest			(324,277)
Loss from discontinued operations			(666,796)
Share of earnings from discontinued operations of significantly influenced company			315,237
Earnings for the year			5,239,473
Identifiable assets	-	13,874,381	13,874,381
Corporate assets			25,682,832
Total assets			39,557,212
Capital expenditures (net)	-	148,483	148,483
Corporate			-
Total capital expenditures (net)			148,483
Amortization	2,168,346	560,638	2,728,984
Corporate			337,536
Total amortization			3,066,520

Geographic Segments:
	Canada $	United States $	Consolidated $
Sales	42,045,438	42,415,102	84,460,540
Property, equipment and goodwill	1,953,523	-	1,953,523

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

The following Management’s Discussion and Analysis (MD&A) provides a review of the financial condition and results of operations of Consolidated Mercantile Incorporated (“the Company”) for the year ended December 31, 2006. This MD&A should be read in conjunction with the Company’s December 31, 2006 consolidated financial statements included elsewhere herein.

In this document and in the Company’s consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All amounts, unless specifically identified as otherwise, both in the consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management’s Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically involve words or phrases such as “believes”, “expects”, “anticipates”, “intends”, “foresees”, “estimates” or similar expressions. Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company’s reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.

THE COMPANY

The business objective of the Company is to create and maximize shareholder value through internal growth of its existing investments and strategic acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with potential for sales of complementary products. The Company’s investment strategy is to generate significant additional sales volume in its investee companies by adding manufacturing, marketing and distribution resources to further increase production and sales capacity.

The Company effects this strategy through investment in its core strategic industries including furniture, packaging and finance, and by providing management and merchant banking services to its investee companies with the objective of creating added value to the Company and its shareholders. The Company assists these core-operating units in taking advantage of their strengths and in expanding their areas of expertise

Our Furniture business comprises a 50.3% ownership interest in Distinctive Designs Furniture Inc. (“Distinctive”). Distinctive focuses on the manufacture and import of leather and fabric upholstered furniture for sale to major Canadian department stores, mass merchants and independent furniture stores as well as a growing number of customers in the United States. Approximately 41% of Distinctive's 2006 sales were derived from customers in the United States. Distinctive produces and distributes its products from two facilities located in Toronto, Canada. Distinctive’s largest competitors are local furniture manufacturers and distributors of offshore manufactured goods.

The Company’s interest in packaging consists of our 22.8% ownership of Polyair Inter Pack Inc. (“Polyair”), previously the Company’s packaging and specialty pool products subsidiary. In March 2004, the Company sold a portion of its investment in Polyair. Notwithstanding that the Company has retained the right to elect a majority of the Board of Directors of Polyair, the Company’s rights are limited, and accordingly, the Company does not control Polyair. As the Company and Polyair no longer have a parent-subsidiary relationship, commencing March 2004, financial results for Polyair are accounted for on an equity basis. Polyair’s year-end is October 31.

Polyair has recently disposed of the assets and business of its Pool Products business segment and currently manufactures products for the protective packaging industry. Polyair sells its packaging products principally in North America to distributors and retailers who service a wide variety of end users. Approximately 85% of Polyair’s sales are derived from customers in the United States. Polyair manufactures its products at two Canadian and seven U.S. factories. Product development is focused on providing more specialized protective packaging solutions to the marketplace and is undertaken both in-house and through joint ventures and licensing arrangements. Sales are linear, with Polyair’s fourth quarter typically being its strongest period.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

The Company's working capital amounted to $12.3 million at December 31, 2006 compared to $14.8 million at December 31, 2005. The ratio of current assets to current liabilities decreased to 2.27:1 at December 31, 2006 from 2.65:1 at December 31, 2005.

Accounts Receivable increased by approximately $0.4 million from December 31, 2005 to $6.7 million at December 31, 2006. The increase in Accounts Receivable was attributable to the shipping of a large year-end sales program by Distinctive. Distinctive’s Inventories at December 31, 2006 decreased by approximately $0.4 million to $5.2 million from $5.6 million at December 31, 2005 due to the beginning of year shipment of inventories built for orders and the overall reduced sales levels. Accounts Payable increased by approximately $1.6 million to $4.6 million from $3.0 million at December 31, 2005. This increase was attributable to additional terms taken by Distinctive as well as the increased inventory purchased for the year-end sales program. The Company’s total debt decreased to $4.8 million as at December 31, 2006 compared to $5.7 million at December 31, 2005 due to a decrease in Bank Indebtedness.

During the year ended December 31, 2006 the Company’s cash position decreased by approximately $3.9 million to $3.1 million from $7.1 million at December 31, 2005. The net decrease was due to the following:

-	Operating Activities decreased cash by approximately $0.3 million;

-
Financing Activities decreased cash by approximately $0.9 million. The decrease was attributable to the repayment of $5.1 million in Bank Borrowings by Distinctive offset by proceeds of approximately $4.0 million received under Distinctive’s new Commercial Credit facility and an additional loan of $250,000 from Distinctive’s minority shareholder;

-
Investing Activities decreased cash by approximately $2.7 million due to an increase in short-term investments of approximately $2.8 million and an investment by Distinctive of $95,389 in property and equipment. This decrease was partially offset by proceeds received from the sale by Distinctive of excess equipment in the amount of $194,957.

In December 2006, Distinctive successfully completed the refinancing of its credit facility with a new asset-based lender. Distinctive’s borrowing availability under this new Commercial Credit facility is determined by its levels of eligible accounts receivable and inventory and requires Distinctive to maintain specific financial ratios and conditions. As at December 31, 2006, Distinctive was in compliance with these requirements and had a $1.6 million availability under the facility. The new facility is substantially more expensive than the previous bank financing.

The Company’s 2007 ongoing expected costs include cost of sales, selling and administrative expenses, fees for management and administrative services provided to the Company, legal and audit fees, public company shareholder costs and interest expense. Distinctive’s 2006 consolidated financial statements have been prepared on the basis of generally accepted accounting principles applicable to a going concern with the assumption that Distinctive will be able to realize its assets and discharge its liabilities in the normal course of business. Distinctive has sustained material losses in recent years and its ability to generate positive cash flows from operations is dependent upon the support of its new lender and a return to profitability which is sensitive to the volume and price of furniture sold as well as freight and labour costs. If these assumptions are not met, Distinctive may not be able to realize its assets and discharge its liabilities in the normal course of operations. If the going concern assumption is not appropriate for Distinctive, adjustments may be necessary to the carrying value of the Company’s assets related thereto.

Following the sale of its Pool Division assets, Polyair agreed with its lenders to reduce its operating line facility to a level adequate for Polyair’s needs. Borrowings under this facility fluctuate and the amount available to Polyair is determined based on eligible accounts receivable and inventory. As at October 31, 2006, Polyair’s year-end, Polyair had a US$2 million availability under this facility and was in compliance with all debt covenants. In addition to its working capital requirements, Polyair will require funding to pay for capital expenditures and to service its debt obligations. In earlier years, a portion of this funding requirement has been provided by bank term debt and equipment loans that Polyair assumed. Until such time as Polyair is confident that it can raise term debt, it plans to finance its capital expenditures from its operating cash flow. Polyair is currently negotiating with its lenders its financing covenants for its 2007 fiscal year. Polyair’s ongoing ability to meet its covenants will be dependent on an improvement in its profitability. At October 31, 2006, this improvement has not been clearly established and it is therefore possible that Polyair’s lenders may establish covenants that require an earnings level that Polyair may subsequently not achieve. Under the terms of Polyair’s lending agreements, violation of these financial covenants constitutes an event of default which enables the lenders to demand repayment, trigger cross defaults on the term loans thereby allowing the lenders to demand repayment of these loans as well as take possession of the collateral security. There can be no assurance that Polyair will realize the necessary improvement in profitability in order to meet the revised bank covenants or that the additional debt or equity financing will be available when required or that it can be secured on satisfactory terms. Polyair’s consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that Polyair will be able to meet its financial covenant tests and generate positive cash flows from operations. In order for this to be realized Polyair is dependent upon the continued support of its lenders and creditors and increased profitability of its packaging business, which is sensitive to the volume and price of packaging products sold, freight costs, and the cost of resin. If these assumptions are not met, Polyair may not be able to realize its assets and discharge its liabilities in the normal course of operations.

The following is a summary of the Company’s consolidated contractual obligations as at December 31, 2006:

(In thousands of dollars)
	Total	Less Than 1 Year	1 - 3 Years	4 - 5 Years		After 5 Years
Long-term Debt	$813	$260	$553	$	Nil	$	Nil
Lease Obligations	667	543	124		Nil		Nil
Total Contractual Obligations	$1,480	$803	$677	$	Nil	$	Nil

RESULTS OF OPERATIONS

The financial data for 2005 and the first three quarters of 2006 has been restated from statements previously presented to conform to the presentation of the 2006 Consolidated Financial Statements (see Notes 14 and 15 to the Consolidated Financial Statements).

The following table sets forth items derived from the unaudited interim consolidated statements of operations for each of the eight most recently completed quarters:

(In thousands of dollars, except per share amounts)

		2006				2005
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Sales	$9,207	$6,360	$7,030	$7,665	$9,309	$9,507	$9,562	$8,622

Loss from continuing operations	(820)	(476)	(2,489)	(533)	(730)	(464)	(522)	(359)

Loss from discontinued operations	(1,768)	(1,903)	(492)	(648)	(2,225)	(800)	(364)	(639)

Net loss	(2,588)	(2,379)	(2,981)	(1,181)	(2,955)	(1,264)	(886)	(998)
Loss per share from continuing operations
Basic and diluted	$(0.17)	$(0.09)	$(0.49)	$(0.10)	$(0.14)	$(0.09)	$(0.11)	$(0.07)
Loss per share from discontinued operations
Basic and diluted	$(0.34)	$(0.38)	$(0.10)	$(0.13)	$(0.44)	$(0.16)	$(0.07)	$(0.13)
Loss per share
Basic and diluted	$(0.51)	$(0.47)	$(0.59)	$(0.23)	$(0.58)	$(0.25)	$(0.18)	$(0.20)

General

The following table sets forth items derived from the consolidated statements of operations for the three month periods ended December 31, 2006 and 2005 and for years ended December 31, 2006 and 2005:
(In thousands of dollars)	Three Months Ended December 31		Years Ended December 31
	2006	2005	2006	2005
Sales	$9,207	$9,309	$30,262	$37,000
Cost of sales	7,373	7,770	26,401	32,165
Gross profit *	1,834	1,539	3,861	4,835
Investment income (loss)	(106)	219	8	616
Other miscellaneous income	50	-	50	-
Expenses	(1,821)	(1,938)	(6,933)	(8,343)
Loss on equity items	(312)	(596)	(1,692)	(931)
Loss before income taxes	(355)	(776)	(4,706)	(3,823)
Income taxes	(404)	(25)	(967)	748
Non-controlling interest	(61)	71	1,355	1,000
Loss from continuing operations	(820)	(730)	(4,318)	(2,075)
Share of loss from discontinued operations of equity investee	(1,768)	(2,225)	(4,811)	(4,028)
Net loss	$(2,588)	$(2,955)	$(9,129)	$(6,103)

*Gross profit is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Gross profit should not be considered as an alternative to net earnings (loss) or cash from operating activities as an indicator of the Company’s performance or cash flows. The Company’s method for calculating gross profit may differ from other companies and may not be comparable to measures used by other companies. The Company defines Gross profit as net earnings (loss) before other income, selling and administrative expenses, interest expense, amortization, gain (loss) on foreign exchange, income (loss) on equity items, non-controlling interest, income taxes and loss from discontinued operations.

Review of Fourth Quarter and Year-End Results ended December 31, 2006 and 2005

Sales. Furniture sales for the fourth quarter of 2006 were $9.2 million, a decrease of $0.1 million as compared to $9.3 million for the comparable 2005 period. Sales for the year ended December 31, 2006 were $30.3 million, a decrease of $6.7 million as compared to $37.0 million for the comparable 2005 period. Distinctive sales for the year ended December 31, 2006 continued to be impacted by a difficult retail environment and by increased competition, primarily from offshore manufacturers. Distinctive continues to initiate new programs with certain key customers and to replace certain product lines with imported finished products. Management is hopeful that sales will increase in the coming periods.

Gross Profit. Gross profit as a percentage of sales increased to 19.9% for the fourth quarter of 2006 compared with 16.5% for the comparable 2005 period. Gross profit as a percentage of sales decreased to 12.8% for the year ended December 31, 2006 compared with 13.1% for the comparable 2005 period. The increase in gross profit for the fourth quarter of 2006 was due to a decrease in the ratio of direct costs resulting from a reduction in material and labour costs. The decrease in gross profit percentage for the year ended December 31, 2006 was due to the reduced sales volumes relative to fixed costs. Distinctive continues to implement a number of adjustments including an increase in its component import programs so as to reduce labour and material costs and to enhance its ability to be more competitive in the industry. As part of its cost reduction process, Distinctive ceased operations in North Carolina and consolidated its operations into two Toronto facilities.

Investment Income. Investment loss amounted to $105,901 for the fourth quarter of 2006 compared to investment income of $219,546 for the comparable 2005 period. Investment income for year ended December 31, 2006 decreased to $8,009 compared to $616,294 for the comparable 2005 period. Investment results for the quarter and the year were impacted by the poor performance of the Company’s short-term equity investments during the period.

Other Income. The Company recorded a gain on the sale of equipment by Distinctive of $50,483 during the year.

Selling and Administrative Expenses. Selling and administrative expenses as a percentage of sales was 18.7% for the fourth quarters of 2006 and 2005. Selling and administrative expenses as a percentage of sales were 21.2% for year ended December 31, 2006 and 20.4% for the comparable 2005 period. The increase in percentage was due to the effect of distributed fixed costs over lower sales volumes for the 2006 year compared to 2005.

Other Expenses. During the fourth quarter of 2006 and 2005 the Company incurred other expenses of $101,429 and $201,688 respectively. Other expenses for the fourth quarter of 2006 include the write-off by Distinctive of its North Carolina plant leaseholds. This was offset by a positive foreign exchange gain during the quarter. Other expenses for the year ended December 31, 2006 were $511,715 as compared to $786,054 for the comparable 2005 period. Other expenses for the 2005 year included a $320,000 cost as a result of the settlement of the outstanding convertible debenture and a goodwill impairment expense of $118,720. The effect of these 2005 expenses were partially offset by the positive effect of a strengthening U.S. dollar on the Company’s U.S. cash balances generated during the first six months of 2005.

Equity Loss. Equity loss amounted to $311,377 for the fourth quarter of 2006 as compared to an equity loss of $595,579 for the comparable 2005 period. Equity loss for the year ended December 31, 2006 was $700,353 as compared to equity loss of $930,898 for the comparable 2005 period. Polyair’s performance for the fourth quarter of 2006 improved as a result of increased sales volumes and gross margins. Polyair’s gross margins improved due to the combined impact of lower costs and reduced overhead. These fourth quarter gains were offset by higher interest rate costs. Polyair’s results for its year ended October 31, 2006 were impacted by a decline in gross profit due to higher material costs and lower unit sales volumes during its first quarter of the year, an increase in interest and financing related costs and an unfavourable change in its net tax position as a result of an increase in valuation allowance against certain tax losses carried forward due to the uncertainty in being able to realize these losses prior to their expiry. Due to the operating losses incurred at Polyair, the Company’s equity interest therein has been reduced to nominal value as at December 31, 2006. This included a write-down of $991,732 on this investment.

Income Tax Provision. The effective tax rate before non-taxable equity items for the year ended December 31, 2006 and 2005 was (32.1%) and 25.9% respectively. The difference between the Company’s statutory tax rate and its effective tax rate is primarily attributable to certain non-deductible expenses, the non-taxable portion of foreign exchange gains and losses, capital gain tax treatment, a reserve provided against the realization of current year’s non-capital loss carried forward and a revaluation of the realization of the future income tax benefits of prior years’ non-capital losses to reflect the uncertainty of the Company having sufficient future taxable income to realize the value of previous tax losses and tax allowances.

Discontinued Operations. In 2005 Polyair initiated a process to dispose of the assets and business of its Pool Products business segment. The sale of this segment, consisting of three individual product units, was concluded during 2006. Polyair’s management determined that its interest in cross-linked foam operated through its subsidiary PXL Cross Link Foam Corporation (“PXL”) and its interest in expanded polystyrene operated through its subsidiary PSC Moulding Corporation (“PSC”) were not core to its Packaging business. In November 2006 Polyair concluded the sale of its interest in PXL. The sale of PSC was completed in Polyair’s second quarter of 2007. Polyair is operating with its packaging business as its principal business and accordingly, the operating results of its Pool Division, PXL and PSC have been classified by Polyair as discontinued operations. These discontinued operations were impacted by costs associated with the sale and wind down of these businesses and provisions to recognize the impairment in value associated with the PSC business.

Net Loss. Net loss for the fourth quarter of 2006 was $2,587,430 as compared to net loss of $2,954,994 in the comparable 2005 period. Net loss for the year ended December 31, 2006 amounted to $9,129,136 as compared to a net loss of $6,103,453 for the comparable 2005 period. The quarterly and the year-to-date losses were due to the losses generated at both Distinctive and Polyair, the inclusion of the write-down of the Company’s investment in Polyair and the revaluation of the future income tax benefits on non-capital loss carry forwards.

Inflation. Inflation has not had a material impact on the results of the Company’s operations in its last quarter and is not anticipated to materially impact on the Company’s operations during its current fiscal year.

RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the transfer amount which is the amount of consideration established and agreed to by the related parties.

The Company paid to Forum Financial Corporation (“Forum”) an agreed upon fee of $240,000 for administrative, management and consulting services rendered for the year ended December 31, 2006. These services include office, administrative and clerical services, including bookkeeping and accounting. Forum also assists in the decision making process relating to the Company’s and its subsidiaries’ various investment interests. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

During the period under review, Distinctive paid to Forum an agreed upon fee of $72,000 for administrative, management and consulting services rendered. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company and a director of Distinctive, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum and an officer of Distinctive.

Distinctive entered into a lease agreement with Genterra Inc. (“Genterra”) for warehouse space located at 140 Wendell Avenue, Toronto, Ontario. The lease term commenced October 1, 2004 and ends September 30, 2007 at an annual rental of $275,000 per year. Alan Kornblum is an officer and/or director of Distinctive and Genterra. Stan Abramowitz is an officer and/or director of the Company, Genterra and Distinctive. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, owns or controls approximately 50.3% of Distinctive and 21.5% of Genterra.

SHARE DATA

The following table sets forth the Outstanding Share Data for the Company as at March 23, 2007:

	Authorized	Issued

Preference Shares, issuable in series	Unlimited
Class A Preference shares $0.04 non-cumulative, non-voting, non-participating, $0.44 redeemable	Unlimited	315,544

Common Shares	Unlimited	5,081,207

RISKS AND UNCERTAINTIES

The Company, Distinctive and Polyair are subject to a number of broad risks and uncertainties including general economic conditions, competition, product liability and Canadian and US government policies and regulations regarding environment, health, transportation and safety. In addition to these broad business risks, the Company has specific risks that it faces, the most significant of these are detailed below.

Distinctive has sustained material losses in recent years and its working capital position has deteriorated. Distinctive continues to implement a number of adjustments including an increase in its import programs to supplement and/or replace its domestic manufacturing in order to improve gross margin and to enhance its ability to be more competitive in the industry. Distinctive’s 2006 consolidated financial statements have been prepared on the basis of generally accepted accounting principles applicable to a going concern with the assumption that Distinctive will be able to realize its assets and discharge its liabilities in the normal course of business. In order to generate positive cash flows from operations, Distinctive is dependent upon the support of its new lender and a return to profitability which is sensitive to the volume and price of furniture sold, as well as freight and labour costs. If these assumptions are not met, there can be no assurance that Distinctive will realize the necessary improvement in profitability in order to meet its ongoing requirements. If the going concern assumption is not appropriate for Distinctive, adjustments may be necessary to the carrying value of the Company’s assets related thereto.

Mutilateral Instrument 52-109 of the Canadian Securities Administrators, Certification of Disclosure in Issuers’ Annual and Interim Filings (“MI 52-109”) requires CEOs and CFOs to certify that they have designed internal control over financial reporting to provide reasonable assurance over the reliability of financial reporting and the preparation of external financial statements in compliance with generally accepted accounting principles. These certifications cover the Company and its subsidiaries. Documenting these controls is a significant undertaking for the Company and provides the basis for managements’ certifications. Due to the difficult business environment in the North American furniture industry, the resulting ongoing losses at Distinctive and management’s focus on the profit improvement program and the resignation by Distinctive’s Controller, Distinctive did not have the necessary resources to document its internal control over financial reporting and therefore a portion of the basis for management’s certifications is not available. The Company has completed the other elements of the documentation of the design of internal controls over financial reporting relating to both the Company and its other subsidiary. The CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as of December 31, 2006 pursuant to the requirements of MI 52-109 and have concluded that as of December 31, 2006 a weakness existed in the design of internal control over financial reporting caused by the absence of documentation of the performance of critical control procedures with respect to Distinctive. This weakness leads to uncertainty as to whether the control procedures at Distinctive are being carried out, such that material misstatements in the financial statements of Distinctive, and accordingly the Company, may fail to be prevented or detected. This weakness should also be considered a weakness in the Company’s disclosure controls and procedures. Distinctive recently hired a new Controller and the Company continues to monitor Distinctive’s situation and intends to rectify this as soon as this becomes possible.

The Company’s short-term investments return is contingent upon the performance of the various professional managers and the public financial markets.

Due to the operating losses incurred, primarily at its Pool Division, Polyair’s working capital has deteriorated as it has used its bank facility to partially finance operating losses, capital expenditures and long-term debt repayments. Polyair is currently negotiating new covenants with its lenders to reflect its exit from the pool business and the fact that the previous covenants expired October 31, 2006. Polyair’s ongoing ability to meet covenants that are established will be dependent on an improvement in its profitability. Although Polyair is taking measures to improve both production and administrative productivity there is no assurance that Polyair will be successful in reducing costs sufficiently to satisfy newly established covenants and to generate the operating cash flows necessary to fund working capital, buy raw materials and fund necessary capital improvements. Polyair’s 2006 consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that Polyair will be able to meet its financial covenant tests and generate positive cash flows from operations. In order for this to be realized, Polyair is dependent upon the continued support of its lenders and creditors and increased profitability from its packaging business, which is sensitive to the volume and price of packaging products sold, freight costs, and the cost of resin. If these assumptions are not met, Polyair may not be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company's operating results are reported in Canadian dollars. During 2006, approximately 85% (2005 - 85%) of Polyair’s and 41% (2005 - 25%) of Distinctive’s sales revenues were generated primarily in the United States in U.S. dollars. While Polyair is accounted for using the equity method and revenues and expenses from this investment are not recorded, the equity results therefrom still have a direct impact on the results of the Company. The average exchange rate for income statement translation of U.S. dollar denominated amounts was 1.14 for the year ended December 31, 2006 and 1.22 for the comparable 2005 period. Exchange rate fluctuations are beyond the control of the Company and there can be no assurance that the Canadian Dollar will not appreciate against the U.S. Dollar. Accordingly, any increase in the value of the Canadian Dollar versus the U.S. Dollar will reduce the Company’s sales revenue as expressed in Canadian dollars and may also impact the results of Polyair. As a result of the strengthened Canadian dollar, the furniture industry is exposed to additional competition from imported products. Offshore manufacturers have made inroads into the Canadian upholstery market and Distinctive is under increased pressure to adjust selling prices and to reduce costs to meet this import competition. Polyair and Distinctive purchase goods and services in both Canadian and U.S. dollars. To reduce their exposure to exchange rate fluctuations, the Company, Polyair, and Distinctive may hedge their currency risk based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors.

Distinctive and Polyair use various commodity raw materials and energy products in conjunction with their manufacturing processes. Generally, they acquire such components at market prices and do not use financial instruments to hedge commodity prices. As a result, they are exposed to market risk due to changes in commodity prices related to these components.

Polyair and Distinctive are subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to the protection of the environment. Although management believes that all facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by either Polyair or Distinctive.

Distinctive and Polyair face a certain degree of credit risk arising from the sale of products on credit terms to customers. Distinctive and Polyair seek to maintain a diversified customer base in order to limit exposure to credit risk from any one customer. Distinctive and Polyair attempt to mitigate credit risk through the establishment of credit limits and terms of sales with customers. Credit limits are reviewed and monitored regularly. During the period under review, three separate customers of Distinctive accounted for approximately 57% (2005 - 44%) of its revenues. Loss of any of these customers could result in unsold inventory and decreased capacity utilization.

Polyair has been named from time to time as a defendant in claims arising from pool-related injuries. In each case which has been resolved, Polyair has either prevailed (on the merits or by dismissal) or secured settlement well within insurance coverage limits. Management believes that Polyair’s products are safe and contain proper use warnings, but avoidance of litigation cannot be assured.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company’s operations and profitability. They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.

OUTLOOK

The Company continues to seek new options to build shareholder equity wherever possible. Should the Company identify a long-term strategic acquisition with a combination of the requisite synergies and the potential for growth and return, the Company will consider applying a portion of its working capital to making such an investment. From time to time, the Company invests a portion of its working capital in a combination of relatively short-term income producing assets with risk-adjusted returns.

Distinctive’s 2006 results were negatively impacted by the continually strengthening Canadian Dollar, higher costs, a difficult retail environment and by increased competition, primarily from offshore manufactures. Distinctive has embarked on a profit improvement program designed to reduce material and labour costs and to increase sales. This includes a substantial increase in its component import programs as well as the initiation of the import of certain finished products, the expansion of its product line to include motion furniture, the closure of its North Carolina plant and the consolidation of its three Toronto facilities into two. Distinctive continues to work on new sales programs and channels of distribution with both existing and prospective new customers.

In 2005, competitive factors, raw material cost increases and the continued strength of the Canadian dollar resulted in declining profit margins at Polyair’s Pool Products business segment. As a result, Polyair announced its formal plan to explore the disposal of this segment and reaffirmed Polyair’s business strategy in the protective packaging industry. Sale of all product units of the Pool Division was concluded in 2006. Polyair’s wholly owned Canadian subsidiary, Cantar Pool Products Limited (“Cantar”), obtained an Order under the Companies' Creditors Arrangement Act (“CCAA”) to allow it to complete the sale of its remaining operating assets and to provide it with an opportunity to propose a Plan of Arrangement to settle claims with its creditors. Polyair received approval for this Plan of Arrangement in January 2007. The Plan of Arrangement does not affect Polyair’s packaging business which operates as a stand-alone business through separate subsidiaries and will continue to operate in the normal course. In September 2006, Polyair completed the sale/leaseback of its Toronto Packaging facility. The completion of these transactions served to significantly reduce Polyair’s bank debt. In 2006, Polyair’s packaging business adopted a “Streamline Plan” with the principal objectives being to improve profitability and reduce bank debt. The components of this plan included a review of all of Polyair’s packaging business units to determine which were core to its protective packaging business, and a focus on strategies and operational changes necessary to increase sales volumes and reduce plant operating and overhead costs. To implement the components of the Streamline Plan, Polyair reorganized parts of its sales force in the second half of 2006 and increased efforts to reverse the sales volume erosion that Polyair experienced in the early part of the year. To improve profitability, Polyair reduced personnel and implemented a manufacturing process improvement program aimed at increasing its plant efficiencies and throughput capacities. After giving effect to the sale of the Pool Products business segment, PXL and PSC, Polyair will operate its protective packaging business from one Canadian plant and seven US plants. The seasonality of Polyair’s sales and its working capital requirement are greatly diminished. With the rationalization of Polyair’s business essentially complete and a significant reduction of bank debt effected, Polyair’s focus in coming years will be to increase its sales through organic growth and the expansion of its new developed Vision Foam-in-Place product line, and to increase the efficiency of its manufacturing operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances.

The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations:

Sales Returns and Allowances - Distinctive and Polyair record customer product returns as an adjustment to sales. Distinctive and Polyair estimate and accrue their customer returns based on historical trends and known returned goods authorizations. Higher product returns after the reporting of their financial results may cause these estimates to be inadequate and could result in changes to income in future periods.

Customer Rebates - Both Distinctive and Polyair pay rebates to certain of their customers based upon pre-defined targets. Estimates of rebates accrued are continually revised to reflect actual rebates earned. If market conditions were to change, Distinctive and Polyair may have to change the terms of their rebate programs. Although such changes would not affect the amounts recorded for sales already made, it could lower or raise their profit margins in future periods.

Allowance for Doubtful Accounts - Distinctive and Polyair maintain accounts receivable allowances for estimated losses resulting from the inability of their customers to make payments. Additional allowances may be required if the financial condition of customers deteriorates.

Valuation of Obsolete Inventory - In evaluating the adequacy of provision for inventory obsolescence, a number of factors are considered, including level of inventory in relationship to historical and forecasted sales, changes in customer preferences and new product offerings. For both Distinctive and Polyair, provision for inventory obsolescence may require adjustment as any of the above mentioned factors change.

Future Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance. Changes in future profitability of the Company may impact the realization of these future tax assets.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Canadian Institute of Chartered Accountants (“CICA”) has issued Handbook Section 3855 “Recognition and Measurement of Financial Instruments” and subsequently issued Section 3861 “Financial Instruments - Disclosure and Presentations”. Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company will adopt these recommendations commencing January 1, 2007.

The CICA has issued Handbook Section 1530 “Comprehensive Income” to introduce new standards for reporting and presenting comprehensive income. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company will adopt these recommendations commencing January 1, 2007.

The CICA has introduced Handbook Section 3251 “Equity” which replaces Section 3250 “Surplus” which establishes the standards for the presentation of equity and changes in equity during the reporting period. This Section applies to annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company will adopt these recommendations commencing January 1, 2007.

The CICA has issued Handbook Section 3865 “Hedges” to clarify requirements for determining hedging relationships and applying hedge accounting. The Company will adopt these recommendations commencing January 1, 2007.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Due to the difficult business environment in the North American furniture industry, the resulting ongoing losses at Distinctive and management’s focus on the profit improvement program and the resignation by Distinctive’s Controller, Distinctive did not have the necessary resources to document its internal control over financial reporting. The Company has completed the other elements of the documentation of the design of internal controls over financial reporting relating to both the Company and its other subsidiary. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2006 as required by Canadian securities laws and have concluded that as of December 31, 2006 a weakness existed in the design of internal control over financial reporting caused by the absence of documentation of the performance of critical control procedures with respect to Distinctive. This weakness leads to uncertainty as to whether the control procedures at Distinctive are being carried out, such that material misstatements in the financial statements of Distinctive, and accordingly the Company, may fail to be prevented or detected and is accordingly also considered a weakness in the Company’s disclosure controls and procedures. As a result of this weakness, information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under MI 52-109) and other reports filed or submitted under Canadian securities laws may not be recorded, processed, summarized and reported within the time periods specified by those laws and material information may not be accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow for accurate disclosure to be made on a timely basis. Distinctive recently hired a new Controller and the Company continues to monitor Distinctive’s situation and intends to rectify this as soon as this becomes possible.

INTERNAL CONTROL OVER FINANCIAL REPORTING

MI 52-109 requires CEOs and CFOs to certify that they have designed internal control over financial reporting to provide reasonable assurance over the reliability of financial reporting and the preparation of external financial statements in compliance with generally accepted accounting principles. The CEO and CFO are also required to certify that they have caused the Company to disclose in the Annual or Interim MD&A, as appropriate, changes in internal control over financial reporting that have had or will have a material effect on the Company’s internal control. These certifications cover the Company and its subsidiaries and represent a significant undertaking for the Company.

Internal control over financial reporting is properly designed when those controls would be expected to prevent or detect errors or fraud that could result in material misstatements in the financial statements. Information is considered material if its omission or misstatement could influence the economic decisions of users of the financial statements.

Evaluating design involves:

-	considering whether those controls, when in operation, would achieve this objective
-	determining whether the controls have been implemented
-	considering whether appropriately qualified persons are intended to be carrying out the control

Documenting these controls is a significant undertaking and provides the base for managements’ annual certifications. In developing a design evaluation process there are four major elements:

-	Selection of an internal control framework
-	Assessing the design of internal control
-	Assessing whether the controls have been placed in operation
-	Addressing design deficiencies

Due to the difficult North American furniture industry business environment, the resulting ongoing losses at Distinctive and management’s focus on the profit improvement program and the resignation by Distinctive’s Controller, Distinctive did not have the necessary resources to document its internal control over financial reporting and therefore a portion of the basis for management’s certifications is not available. The Company has completed the other elements of the documentation of the design of internal controls over financial reporting relating to both the Company and its other subsidiary. The CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as of December 31, 2006 pursuant to the requirements of MI 52-109 and concluded that as of December 31, 2006 a weakness existed in the design of internal control over financial reporting caused by the absence of documentation by Distinctive of the performance of critical control procedures. This weakness leads to uncertainty as to whether the control procedures at Distinctive are being carried out, such that material misstatements in the financial statements of Distinctive, and accordingly the Company, may fail to be prevented or detected. This weakness should also be considered a weakness in the Company’s disclosure controls and procedures. Distinctive recently hired a new Controller and the Company continues to monitor Distinctive’s situation and intends to rectify this as soon as this becomes possible.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form, audited year end financial results and unaudited quarterly financial results, can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States. For further information shareholders may also contact the Company by email at info@consolidatedmercantile.com.

DIRECTORS

Fred A. Litwin
Stan Abramowitz
Sol D. Nayman
Ian Dalrymple
Mark E. Dawber

OFFICERS

Fred A. Litwin - President
Daniel S. Tamkin - Vice President
Stan Abramowitz - Secretary

AUDITORS

KRAFT BERGER, LLP, Chartered Accountants
Toronto, Canada

REGISTRAR & TRANSFER AGENT

COMPUTERSHARE INVESTOR SERVICES INC.
Toronto, Canada

BANKERS

ROYAL BANK OF CANADA
Toronto, Canada

HEAD OFFICE

106 Avenue Road
Toronto, Canada
M5R 2H3

LISTED

THE NASDAQ STOCK MARKET
Symbol: CSLMF - Common

TORONTO STOCK EXCHANGE
Symbol: CMC - Common

CONSOLIDATED MERCANTILE INCORPORATED
106 Avenue Road
Toronto, Ontario
M5R 2H3

EXHIBIT 3. NOTICE OF ANNUAL MEETING

CONSOLIDATED MERCANTILE INCORPORATED
106 Avenue Road, Toronto, Ontario, M5R 2H3

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual Meeting of Shareholders of CONSOLIDATED MERCANTILE INCORPORATED (the "Corporation") will be held at the Marriott Toronto Airport Hotel, 901 Dixon Road, Toronto, Canada on Friday, April 27, 2007 at the hour of 9:00 a.m., Toronto City Time, for the following purposes:

1.	To receive the Corporation's 2006 Annual Report containing the consolidated financial statements for the year ended December 31, 2006 and the report of the auditors thereon;

2.  To elect Directors;

3.  To appoint Auditors;

4.             To authorize the Directors to fix the remuneration of the auditors; and

5.	To transact such further and other business as may properly come before the meeting or any adjournment or adjournments thereof.

DATED at Toronto, this 23rd day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

“Signed”

Stan Abramowitz
Secretary

NOTES:

(1)
ONLY HOLDERS OF COMMON SHARES of the Corporation of record at the close of business on March 9, 2007 (the "Record Date") will be entitled to vote at the meeting except to the extent that a person has transferred any of his or her Common Shares of the Corporation after the record date and the transferee of such shares establishes proper ownership and requests not later than ten (10) days before the meeting that his or her name be included in the list of shareholders for the meeting, in which case the transferee is entitled to vote his or her shares at the meeting.

(2)
Holders of voting classes of shares of the Corporation who are unable to be present personally at the meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the meeting.

Exhibit 4. MANAGEMENT INFORMATION CIRCULAR

CONSOLIDATED MERCANTILE INCORPORATED
106 Avenue Road, Toronto, Ontario, M5R 2H3

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT SOLICITATION
This management information circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Consolidated Mercantile Incorporated (the “Company” or “CMI”) for use at the Company's Annual Meeting of Shareholders (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting (“Notice”). It is expected that this solicitation, made by management of the Company, will be primarily by mail. Proxies may also be solicited by telephone or in person by officers and directors of the Company. The cost of such solicitation will be borne by the Company.

ADVICE TO BENEFICIAL SHAREHOLDERS
Only registered holders of common shares of the Company, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, common shares of the Company that are beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)
in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101, the Company has distributed copies of the Notice of Meeting, this Management Information Circular, the form of proxy, the 2006 annual report (which includes management’s discussion and analysis) (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise complete the form of proxy in accordance with its directions and deposit it with Computershare Investor Services Inc. (“Computershare”) at 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department; or

(b)
be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on that form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

VOTING OF PROXIES
The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a company, under its corporate seal, by an officer or attorney thereof, duly authorized.

The persons named in the enclosed form of proxy are officers and/or directors of the Company. A shareholder has the right to appoint as his proxy holder a person (who need not be a shareholder) to attend and to act on his behalf at the Meeting other than the persons designated in the form of proxy accompanying this circular. A shareholder may do so by inserting the name of such other person in the blank space provided in the proxy or by completing another proper form of proxy and, in either case, by delivering the completed proxy by postal or other delivery to the Company's Registrar and Transfer Agent, Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours, excluding Saturdays and holidays, before the time for holding the Meeting or by depositing it with the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder may revoke a proxy by depositing an instrument in writing executed by him or his attorney authorized in writing at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.

The shares represented by proxy will be voted for, voted against or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for. If a shareholder does not specify how their shares are to be voted with respect to the election of directors and/or the appointment of auditors and/or the authorization of the directors to fix the remuneration of the auditors, such shares will be voted, on any ballot that may be called for, in respect of such matters as set out herein.

If any amendments or variations to matters identified in the Notice are proposed at the Meeting or if any other matters properly come before the Meeting, the enclosed form of proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting. Management knows of no such amendments or variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
The Company's Common Shares are the only class of shares entitled to vote at the Meeting. As at March 2, 2007, 5,081,207 Common Shares are outstanding, each having the right to one vote per share at the Meeting.

The date for the determination of shareholders entitled to receive Notice of the Meeting (the “Record Date”) has been fixed at the close of business on March 9, 2007. In accordance with the provisions of the Business Corporations Act (Ontario) (the “Act”), the Company will have a list of holders of Common Shares prepared not later than 10 days after the Record Date. Each holder of the respective shares named therein will be entitled to vote the shares listed opposite his name at the Meeting except to the extent that (a) the shareholder has transferred any of his Common Shares after the Record Date, and (b) the transferee of those Common Shares produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands, not later than 10 days before the Meeting, that his name be included in the list before the Meeting, in which case the transferee is entitled to vote his shares at the Meeting.

Principal Shareholders
To the knowledge of the Company's directors and officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to be voted at the Meeting other than Mar-Risa Holdings Inc. (“Mar-Risa”), an Ontario corporation holding an aggregate of 2,612,894 Common Shares (51.42%), with 1,475,394 of these Common Shares held through its wholly-owned subsidiary, DG Acquisition Corp. (“DG”), an Ontario corporation. Mar-Risa is indirectly controlled by Fred A. Litwin, President and a Director of the Company.

ELECTION OF DIRECTORS
Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournments thereof, it is intended that discretionary authority shall be exercised by the person named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of business of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company’s by-laws.

The statement as to the shares of the Company beneficially owned or over which control or discretion is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned. The names of the nominees for election as directors, their positions with the Company, the year they become a director of the Company and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them is as follows:

                                   Number of
                                Common Shares
Name                                                            Principal Occupation                                                 Director Since                           Beneficially Held (1)

Fred A. Litwin (5)                                             Executive                                                                October 31, 1968                                2,779,193 (2)
President
Toronto, Ontario, Canada

Stan Abramowitz                                               Chief Financial Officer,                                          December 14, 1989                                 Nil
Secretary                                                            Forum Financial Corporation,
Toronto, Ontario, Canada                                a management holding company

Sol D. Nayman (3)(4)(5)                                 President,                                                                 June 24, 2004                                          Nil
Toronto, Ontario, Canada                                S.D. Nayman Management Inc.,
          a business consulting company

Ian Dalrymple (3)(4)                                         Chief Investment Officer,                                      April 27, 2006                                         Nil
Toronto, Ontario, Canada                                 Northwood Stephens Private Counsel Inc.,
          a portfolio management firm

Mark E. Dawber (3)(4)(6)                               Chartered Accountant                                            October 23, 2006                                   Nil
Toronto, Ontario, Canada                                and Consultant

NOTES: (1) The information as to shares beneficially owned not being within the knowledge of the Company has been furnished by the respective directors individually.
(2)
Fred A. Litwin, President and a Director of the Company, directly controls 92,414 Common shares and indirectly controls 2,612,894 Common shares through Mar-Risa, 49,119 Common shares through Forum Financial Corporation (“Forum”) and 24,766 Common shares through First Corporate Equity Ltd. (“First Corporate”).

(3)	Member of Audit Committee.
(4)	Member of the Corporate Governance Committee.
(5)
During the ten-year period prior to the date hereof, Fred A. Litwin and Sol D. Nayman were directors of Ntex Incorporated, which was subject to a cease trade order for failure to file financial statements. The order was never revoked as Ntex Incorporated made an assignment in bankruptcy.

(6)
Mark E. Dawber is a Chartered Accountant and Consultant. Prior to that, Mr. Dawber was a Client Service Partner at BDO Dunwoody, LLP from 1999 to 2000 and was a Partner at Moore Stephens Hyde Houghton (“MSHH”) from 1970 to 1998 and Managing Partner of the Toronto Office of MSHH from 1990 to 1998 until the merger with BDO Dunwoody, LLP. Mr. Dawber has over 35 years of experience in the accounting industry and is a Fellow of the Institute of Chartered Accountants of Ontario.

EXECUTIVE COMPENSATION

Summary Compensation Table
The following table provides a summary of compensation earned during each of the Company's last three fiscal years by the Company's Chief Executive Officer, the Chief Financial Officer and each of the Company’s most highly compensated executive officers where total salary and bonus exceeded CDN$150,000 during such year (“Named Executive Officers”) other than the Chief Executive Officer and Chief Financial Officer.

                Annual Compensation        Long Term Compensation
Name and                                                                                                                                     Other Annual                                                Number of Common
Principal Position                                    Year                  Salary       Bonus                    Compensation (1)                                  Shares Under Option Plan
Fred A. Litwin                                           2006       Nil     Nil                                $312,000                                                                -
President & CEO                                       2005                   Nil                    Nil                                $261,000                                                           39,375
                                                                     2004               $16,667 (2)          Nil                                $283,000                                                         126,875

Daniel S. Tamkin                                     2006                   Nil                    Nil                                     Nil                                                                    -
Vice President                                            2005                   Nil                    Nil                                     Nil                                                              70,000
                                                                     2004               $16,667 (2)      $175,000                               Nil                                                              70,000

Stan Abramowitz                                      2006                    Nil                    Nil                                     Nil                                                                   -
Secretary & CFO                                      2005                    Nil                $ 75,000                                Nil                                                              28,125
                                                                     2004                    Nil                $175,000                               Nil                                                              28,125

NOTES: (1) The amounts in this column relate to management fees paid by the Company and its subsidiaries to Forum Financial Corporation (“Forum”) for management, administrative and financial consulting services provided. Forum is controlled by Fred A. Litwin.

(2)
This amount represents compensation paid by Polyair Inter Pack Inc. (“Polyair”) to Fred A. Litwin and Daniel S. Tamkin up to and including February, 2004. Mr. Litwin serves as Chairman of the Board of Polyair. The Company owns approximately 23% of the issued and outstanding voting securities of Polyair. Prior to March 11, 2004, the Company controlled Polyair.

Employment Contract
There are no employment contracts between the Company and the Named Executive Officers and no compensatory plan or arrangement with respect to the Named Executive Officers that results or will result from the resignation, retirement or any other termination of employment of such officers’ employment with the Company, from a change of control of the Company or a change in the Named Executive Officers’ responsibilities following a change-in-control together with the amount involved.

Compensation of Directors
The Company does not have a compensation committee of its board of directors. All matters relating to executive compensation are dealt with by the full board of directors. During the fiscal year of the Company ended December 31, 2006, the board of directors consisted of the following individuals: Fred A. Litwin, Stan Abramowitz, Sol D. Nayman, Ian Dalrymple and Donald Resnick. Mark E. Dawber was appointed as a new director on October 23, 2006 to replace Donald Resnick who resigned on August 19, 2006. Each director of the Company who is not a salaried officer or employee of the Company or its operating subsidiaries is entitled to an annual retainer fee of $5,000. In addition, the Chairman of the Audit Committee receives an additional annual retainer fee of $5,000.

Options Granted during the Fiscal Year Ended December 31, 2006
There were no options granted to Executive Officers of the Company during the fiscal year ended December 31, 2006.

Options Exercised during the Fiscal Year Ended December 31, 2006
There were no options outstanding during the fiscal year ended December 31, 2006.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information
As of December 31, 2006, the Corporation’s most recently completed financial year-end, the Corporation’s Stock Option Plan was the only equity compensation plan under which securities were authorized for issuance.
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	NIL	N/A	357,500
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	NIL	N/A	357,500

Performance Graph
The following graph compares the total cumulative shareholder return for $100 invested in Common Shares with a cumulative total return of the TSX 300 Composite Index for the period commencing December 31, 2001 and ending December 31, 2006.
MANAGEMENT CONTRACT
Administrative services are provided to the Company and its subsidiaries by Forum Financial Corporation, 106 Avenue Road, Toronto, Ontario for an annual fee of $240,000. These services include office, administrative and clerical services, including bookkeeping and accounting. Forum also assists in the decision making process relating to the Company's and its subsidiaries’ various investment interests. Additionally, at the Company's request, Forum analyzes potential investments, business opportunities and ventures on a fee-for-service basis.

APPOINTMENT AND REMUNERATION OF AUDITORS
Unless authority to do so is withheld, the persons named in the enclosed proxy intend to vote for the appointment of Kraft Berger LLP, Chartered Accountants (“Kraft Berger”), as auditors of the Company, to hold office until the next annual meeting of shareholders, at a remuneration to be fixed by the directors. Kraft Berger have been the auditors of the Company since 2000.

Audit Fees
Audit fees paid to Kraft Berger totaled $57,120 in fiscal 2006 and $44,178 in fiscal 2005. Audit fees comprise professional services for the audit of the Company’s annual financial statements, interim review procedures performed in connection with the Company’s quarterly reports and services provided in connection with the Company’s statutory and regulatory filings which includes the audit of the tax provision and fees for accounting consultation and statutory audits of subsidiaries.

Audit-Related Fees
There were no audit-related fees paid to Kraft Berger in fiscal 2006 and in fiscal 2005.

Tax Fees
Fees paid to Kraft Berger for tax services, including tax compliance, tax advice and tax planning, totaled approximately $1,900 in fiscal 2006 and $3,500 in fiscal 2005.

All Other Fees
There were no fees paid to Kraft Berger for services other than those reported in the categories above in fiscal 2006 and in fiscal 2005.

During the period under review, Distinctive Designs Furniture Inc. (“Distinctive”), the Company’s subsidiary, paid to Forum an agreed upon fee of $72,000 for management and consulting services rendered. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is a director of Distinctive and a controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum and an officer of Distinctive.

During the period under review, Distinctive paid to 337572 Ontario Limited an agreed upon fee of $271,548 for management and consulting services rendered. Alan Kornblum, the President and director of Distinctive, is a director and controlling shareholder of 337572 Ontario Limited.

Distinctive entered into a lease agreement with Genterra Inc. (“Genterra”) for warehouse space located at 140 Wendell Avenue, Toronto, Ontario. The lease term commenced October 1, 2004 and ends September 30, 2007 at an annual rental of $275,000 per year. Alan Kornblum is an officer and/or director of Distinctive and Genterra. Stan Abramowitz is an officer and/or director of the Company, Genterra and Distinctive.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

In fiscal 2005, the CSA finalized, and the Company became subject to, National Instrument 58-101 - Disclosure of Corporate Governance Practices and National Policy 58-201 - Corporate Governance which establish corporate governance guidelines which apply to all public companies. The following disclosure of the Company’s approach to corporate governance outlines the various procedures, policies and practices that the Company and the Board of Directors have implemented to address all of the foregoing requirements and, where appropriate, reflect current best practices. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company's practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development, and therefore these guidelines have not been adopted.

Corporate Governance Guidelines
To enhance the Company’s commitment to maintaining a high standard of corporate governance, the Board of Directors adopted the Corporate Governance Guidelines in fiscal 2004. The Corporate Governance Guidelines assist the Board of Directors with respect to meeting the Company’s corporate governance responsibilities. Among other things, the Corporate Governance Guidelines address the following matters:
►
Board Committees - including maintaining an audit committee and a governance committee which must operate in accordance with applicable law, their respective charters as adopted and amended from time to time by the Board, and the applicable rules of the Toronto Stock Exchange and/or any other exchange or market on which the Company’s securities are listed or traded;

►
Board Meetings - including a requirement that the directors conduct executive sessions where non-management directors (i.e., directors who are not company officers) meet without management participation. The chairman of the governance committee shall be the presiding director for each executive session; and

►
Board’s Relationship with Management - including a requirement for the Board to provide each director with complete access to the management of the Company, subject to reasonable advance notice to the Company and reasonable efforts to avoid disruption of the Company's management, business and operations.

Board of Directors
As at December 31, 2006, the Board was comprised of five directors, being Fred A. Litwin, Stan Abramowitz, Sol D. Nayman, Ian Dalrymple and Mark E. Dawber. The Board of Directors has concluded that a majority of the Company’s directors, specifically three out of five (or 60%), are “independent”. The Board’s determination as to each director’s independence is made with reference to definitions under applicable securities laws and stock exchange regulations. Each of Mr. Nayman, Mr. Dalrymple and Mr. Dawber meet the definitions of independence under applicable securities laws and stock exchange regulations and are considered by the Board to be independent. Mr. Dawber, effectively, serves as the lead director of the independent directors.

Mr. Litwin, the Chairman of the Board of Directors, is not considered to be independent because he is President of the Company, and directly owns 1.82% of the Company and indirectly controls approximately 52.88% of the Company through Mar-Risa, Forum and First Corporate. Mr. Abramowitz is not considered to be independent because he is the Chief Financial Officer of Forum. Mr. Litwin has been associated with the Company since 1968 and has been instrumental in its growth and success over the years. The early role of Mr. Litwin in the Company and his guidance of its successful development since that time makes him uniquely suited to fulfil his role as President and to serve as a member of the Board. Mr. Abramowitz, who is a chartered accountant with a significant public accounting background, plays a key role in the interaction between management and the Board with respect to the Company's financial affairs, and his expertise in financial matters makes him well suited to serve as Chief Financial Officer, Secretary and as a member of the Board.

Certain directors of the Company are also directors of other public corporations in Canada and in other jurisdictions. Messrs. Nayman and Litwin both serve as directors of Polyair Inter Pack Inc., a Canadian public corporation. Messrs. Abramowitz, Nayman and Dawber serve as directors of Genterra Inc., a Canadian public corporation. Apart from these relationships, no director of the Company sits on the board of a public corporation on which another director of the Company also sits. The Board of Directors does not view these relationships as interfering in any way with the exercise of the independent judgment of these directors or affecting the proper function or operation of the Board. Mr. Dalrymple is a director of Synergx Systems Inc., a U.S. public corporation and Mr. Nayman is a director of DoveCorp Enterprises Inc., a Canadian public corporation. For information regarding the compensation of directors, see “Executive Compensation - Compensation of Directors”.

Mandate of the Board
The mandate of the Board, as prescribed by the Business Corporations Act (Ontario), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the Board oversees the management of the Company's affairs directly and through its audit committee and corporate governance committee. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget, reviewing major strategic initiatives to ensure that the Company's proposed actions accord with shareholder objectives, reviewing succession planning, assessing management's performance against approved business plans and industry standards, reviewing and approving the reports and other disclosure issued to shareholders, ensuring the effective operation of the Board and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources. The Board also takes responsibility for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent reasonably practicable.

In keeping with its overall responsibility for stewardship of the Company, the Board is responsible for the integrity of the Company's internal control and management systems and for the Company's policies respecting corporate disclosure and communication.

Each member of the Board understands that he is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances.

The positions of Chairman, President and CEO are combined. The Board believes the Company is well serviced and the independence of the Board from management is not compromised by the combined role. The Board does not, and does not consider it necessary, to have any formal structures or procedures in place to ensure that the Board can function independently of management. The Board believes that its current composition, in which only two of five are or will be a member of management, is sufficient to ensure that the Board can function independently of management.

Nomination and Assessment
The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President/CEO. The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

The Board does not at present have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Based on the Company's size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time. The Board plans to continue evaluating its own effectiveness on an ad hoc basis. The current size of the Board is such that the entire Board takes responsibility for selecting new directors and assessing current directors. Proposed director's credentials are reviewed in advance of a Board Meeting with one or more members of the Board prior to the proposed director's nomination.

New directors are provided with an information package about the Company and are briefed on strategic plans, short, medium and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies.

The skills and knowledge of the Board of Directors as a whole is such that no formal continuing education process is currently deemed required. The Board is comprised of individuals with varying backgrounds, who have many years of collective experience in managing and maintaining operations of publicly traded companies. Board members are encouraged to take courses that will continue to update their knowledge of any changes in regulatory and reporting requirements, as well as communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management's assistance. Board members have full access to the Company's records. Reference is made to the table under the heading "Election of Directors" for a description of the current principal occupations of the Company's Board.

Orientation and Continuing Education
By ensuring that the Board members are properly informed of the business of the Company, the Board considers that it complies with this guideline. Newly appointed directors are provided with the Company's continuous disclosure documents and minutes of previous meetings of the Board. The Board ensures that prospective candidates fully understand the role of the Board and its committees and the contribution that individual directors are expected to make, including the commitment of time required. The Board ensures its members’ skills and knowledge are maintained for the performance of their necessary functions through self-assessment procedures.

Compensation of Directors
The Company does not have a compensation committee of its board of directors. All matters relating to executive compensation are dealt with by the full board of directors. For information regarding the compensation of directors, see “Executive Compensation - Compensation of Directors”.

Meetings of the Board and Committees
The Board of Directors meets regularly to review the business operations and financial results of the Company. Meetings of the Board of Directors include regular meetings with management to review and discuss specific aspects of the operations of the Company. The Chair reviews the agenda for each Board meeting with management. The Board of Directors also functions independently of management by virtue of the meetings of the Audit Committee and the Corporate Governance Committee, each of which is comprised of only independent directors. These committee meetings also serve as in camera executive sessions of the independent directors without management present. During the fiscal year ended December 31, 2006, the number of Board and committee meetings held and the attendance of directors at these meetings were as follows:

► 4 Board meetings;
► 4 Audit Committee meetings; and
► 4 Corporate Governance Committee meetings.

Director	Board Meetings	Committee Meetings
Fred A. Litwin	4 of 4 (100%)	NIL
Stan Abramowitz	4 of 4 (100%)	NIL
Sol D. Nayman	4 of 4 (100%)	8 of 8 (100%)
Donald Resnick (resigned August 19, 2006)	3 of 3 (100%)	6 of 6 (100%)
Ian Dalrymple	4 of 4 (100%)	8 of 8 (100%)
Mark E. Dawber (elected October 23, 2006)	1 of 1 (100%)	2 of 2 (100%)

The Board meets at least quarterly to review, among other things, the performance of the Company. Results are compared and measured against plan and performance in prior years. The Board also holds a meeting each year to review and assess the Company's financial budget and business plan for the ensuing year and its overall strategic objectives. This process establishes, among other things, benchmarks against which the Board may measure the performance of management. Other meetings of the Board are called to deal with special matters as circumstances require.

Board Committees
Currently, each of the Audit Committee and the Corporate Governance Committee are composed of non-management directors all of whom are considered to be “independent” as determined under applicable securities laws and stock exchange regulations.

Audit Committee
Currently, the members of the Audit Committee are Messrs. Sol D. Nayman, Ian Dalrymple and Mark E. Dawber. The Audit Committee has direct communication channels with the Company’s internal finance department to review issues as appropriate and meets directly with external auditors of the Company on a regular basis. On March 29, 2005, the Board of Directors adopted an Audit Committee Charter which is attached as a Schedule to the Company’s annual information form that is available on SEDAR at www.sedar.com. The Audit Committee Charter outlines, among other things, the mandate of the Audit Committee to:

►	oversee the integrity of the Company’s financial statements and financial reporting process;
►  oversee the qualifications and independence of the Company’s external auditors;
►              oversee the scope of the annual audit plan;
►              oversee the work of the Company’s financial officers and executives and external auditors; and
►              provide an open avenue of communication between the external auditors, the Board and management.

In accordance with applicable securities laws and stock exchange regulations, each of the members of the Audit Committee is “financially literate”. Mr. Dawber, the Audit Committee Chairman, is a Chartered Accountant and is considered to be a “financial expert”. Each member of the Audit Committee has the ability to perform his responsibilities as an Audit Committee member based on their education and/or experience.

Corporate Governance Committee
Currently, the members of the Governance Committee are Messrs. Sol D. Nayman, Ian Dalrymple and Mark E. Dawber. Generally, the Governance Committee oversees and assesses the functioning of the Board of Directors and the committees of the Board of Directors and identifies and recommends qualified director candidates for election to the Board of Directors. During fiscal 2005, the Board of Directors adopted the Corporate Governance Committee Charter which outlines, among other things, the responsibilities of the Corporate Governance Committee with respect to developing and recommending to the Board of Directors the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines applicable to the Company. Annually, the Corporate Governance Committee will assess the size of the Board of Directors, the competencies, skills and personal qualities required of the Board of Directors as a whole and directors to possess in order to add value to the Company, and the competencies, skills and personal qualities of existing directors. Based on this assessment, the Corporate Governance Committee will consider whether to recommend any changes to the composition of the Board of Directors. When required, the Corporate Governance Committee will evaluate potential candidates for director having regard to the background, employment and qualifications of possible candidates and will consider whether the candidate’s competencies, skills and personal qualities are aligned with the Company’s needs. In accordance with its Charter, the Corporate Governance Committee has also implemented policies to enable an individual director to engage an outside advisor at the expense of the Company with the approval of the Corporate Governance Committee.

Position Descriptions
While the Company has not developed written position descriptions for the chairs of the Board or of any committee of the Board, chairs of the Board and of its various committees are expected to supervise the activities of the Board and such committees and to ensure that the Board and such committees are taking all steps necessary to fulfil their respective mandates. The Board has a clearly defined mandate which imposes certain limits on the powers of management. The Board believes that it is responsible for overseeing the affairs of the Company and that the Chief Executive Officer is responsible for implementing the Company's strategic plan and business objectives as prepared by management and submitted to the Board annually. The Company has not developed a formal mandate for the Chief Executive Officer as it considers that the Chief Executive Officer’s role is to implement the Company’s plan and objectives. The Corporate Governance Committee will review the performance of the Chief Executive Officer annually.

Ethical Business Conduct
On March 29, 2005, the Board adopted and implemented policies regarding a Code of Business Conduct and Ethics, which the Company distributed to all of its directors, officers, employees, agents and representatives, including consultants. The objectives of this Code are summarized as follows:

Code of Business Conduct and Ethics:
This Code states that all directors, officer, employees, agents and representatives, including consultants, of the Company must:

►	obey applicable laws and regulations governing the Company's business conduct;
►            avoid all conflicts of interest between work and personal affairs;
►	refrain from insider trading;
►
respect the rights of and deal fairly with the Company's customers, suppliers, competitors and employees, and not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice;

►
avoid any discrimination or harassment against any group or individual, whether on the basis of race, colour, religion, national or ethnic origin, age, gender, sexual orientation, marital status, physical or mental disability, or on the basis of any other personal characteristics protected by law;

►            strive to create a safe workplace and to protect the environment;
►	promote honest and accurate recording and reporting of information in order to make responsible business decisions;
►            maintain the confidentiality of confidential information;
►            protect and preserve the Company's assets and ensure their efficient use;
►	avoid giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business; and
►            cooperate in internal investigations of misconduct.

The Code of Ethics referred to above is available on SEDAR at www.sedar.com.

Response to Shareholders
Management is available to shareholders to respond to questions and concerns on a prompt basis. The Board believes that its communications with shareholders and the avenues available for shareholders and others interested in the Company to have their inquiries about the Company answered are responsive and effective.

Expectations of Management
The Board works closely with members of management. The Board's access to information relating to the operations of the Company is through the membership on the Board of key members of management and, as necessary, the attendance by other members of management at the request of the Board, are key elements to the effective and informed functioning of the Board of the Company.

The Company's senior management have formed a committee which meets regularly to permit decisions affecting the different aspects of the Company's business to be co-coordinated and integrated across all areas of the Company's operations. All of the directors of the Company who hold management positions in the Company are also members of this committee. Their presence at the meetings of the management committee fosters an awareness of, and familiarity with, the day-to-day issues affecting the Company which they are then able to impart to other members of the Board.

The Board expects the Company's management to take the initiative in identifying opportunities and risks affecting the Company's business and finding means to deal with these opportunities and risk for the benefit of the Company. The Board is confident that the Company's management responds ably to this expectation.

ADDITIONAL INFORMATION
Additional information relating to the Company is available on SEDAR at www.sedar.com. Security holders may request copies of the Company’s Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations by emailing their requests to info@consolidatedmercantile.com.

Financial information is provided in the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results for its most recently completed financial year.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING
Management does not know of any matters to come before the Meeting other than as set forth in the Notice. However, if other matters, which are not known to management, should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgement of the person or persons voting the proxy.

APPROVAL
The contents and distribution of this Management Information Circular have been approved by the Company's Board of Directors.

“Signed”                                                                                                                      Toronto, Ontario
STAN ABRAMOWITZ, SECRETARY      March 23, 2007

EXHIBIT 5. ANNUAL INFORMATION FORM

CONSOLIDATED MERCANTILE INCORPORATED

ANNUAL INFORMATION FORM

March 30, 2007

CONSOLIDATED MERCANTILE INCORPORATED
ANNUAL INFORMATION FORM

TABLE OF CONTENTS

1. INCORPORATION                                                                                                       3
2. DEVELOPMENT OF THE COMPANY’S BUSINESS
AND INTERCORPORATED RELATIONSHIP                                            3
3. BUSINESS OF THE COMPANY        3 - 7
4. DIVIDENDS                                                                                                                   7
5. DESCRIPTION OF CAPITAL STRUCTURE                                                            7
6. MARKETS FOR SECURITIES                                                                                    8
7. RISKS AND UNCERTAINTIES                                                                                  8 - 10
8. DIRECTORS AND OFFICERS                                                                                   11 - 12
9. LEGAL PROCEEDINGS                                                                                              12
10. INTEREST OF MANAGEMENT AND OTHERS
IN MATERIAL TRANSACTIONS                                                               12
11. MATERIAL CONTRACT                                                                                        13
12. TRANSFER AGENT AND REGISTRAR                                                               13
13.  INTERESTS OF EXPERTS                                                                                      13
14.  ADDITIONAL INFORMATION                                                                            13

SCHEDULE A - AUDIT COMMITTEE CHARTER AND OTHER INFORMATION

Caution Regarding Forward Looking Information

This Annual Information Form contains forward-looking statements. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to the Company concerning anticipated financial performance, business prospects strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectation and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: incorrect assessments of value when making acquisitions; increases in debt service charges; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; changes in tax laws; and the Company’s ability to access external source of debt and equity capital. Further information regarding these factors may be found under the heading “Risks and Uncertainties” in this annual information form as well as in our management’s discussion and analysis for the year ended December 31, 2006.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this annual information form are made as of the date of the annual information form, and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this annual information form are expressly qualified by this cautionary statement.

All amounts are in Canadian Dollars unless otherwise noted

Item 1. INCORPORATION OF THE COMPANY

Consolidated Mercantile Incorporated (the "Company") was incorporated on August 12, 1940, under the Companies Act of the Province of Ontario under the name of Erie Flooring and Wood Products Limited. It became a public company on December 2, 1948, changed its name to Erie Diversified Industries Ltd. on December 5, 1968, changed its name to Lambda Mercantile Corporation Ltd. on August 10, 1973, changed its name to Consolidated Mercantile Corporation on September 30, 1987 and on October 22, 1998 changed its name to Consolidated Mercantile Incorporated. The head office of the Company is located at 106 Avenue Road, Toronto, Ontario M5R 2H3.

Item 2.  DEVELOPMENT OF THE COMPANY’S BUSINESS AND INTERCORPORATED RELATIONSHIPS

 The Company is a management holding company which effects its strategy through investment in, management of and merchant banking to its core strategic industries, including furniture and finance, with the objective of creating added value to the Company and its shareholders. In addition, the Company retains a 22.8% equity interest in Polyair Inter Pack Inc., previously the Company’s packaging and specialty pool products subsidiary.

The Company invests selectively and concentrates its assets primarily in industries which it believes have the potential for significant return on equity. The Company takes on an active role in the policy and development of the companies in which it invests. It is generally the intention of the Company to be in a position to exercise significant influence over the activities of its investee companies. The Company, however, does not normally participate in the day-to-day management of these companies, believing they should have their own skilled staff and specialized operating personnel. The role of the Company, through membership on the boards of those companies, is to remain innovative and growth-oriented. Attention also centers on the maintenance of appropriate financial controls, good management development policies and broad research and innovation strategies.

Subsidiary Name	Ownership Interest	Place of Incorporation
Distinctive Designs Furniture Inc.	50.33%	Ontario
Polyair Inter Pack Inc.	22.80%	Ontario
2041804 Ontario Inc.	100.00%	Ontario

Item 3. BUSINESS OF THE COMPANY

General

The Company has significant investments in two principal industry segments: (i) Distinctive Designs Furniture Inc. (“Distinctive”) - a manufacturer of furniture and (ii) Polyair Inter Pack Inc. (“Polyair”) - a manufacturer of protective packaging products. The Company operates in two geographic segments: Canada and the United States. Prior to March 2004, Polyair was a subsidiary of the Company. In March 2004, the Company sold a portion of its investment in Polyair, reducing its ownership interest therein to approximately 23%. Notwithstanding that the Company has retained the right to elect a majority of the Board of Directors of Polyair, the Company’s rights are limited, and accordingly, the Company does not control Polyair. As the Company and Polyair no longer have a parent-subsidiary relationship, commencing March 2004, financial results of Polyair are being accounted for by the Company on an equity basis.

Revenue by Industry and Geographic Segments
(In thousands of dollars)
	2006	2005	2004
Industry Segments
Furniture	$30,262	$37,000	$47,232
Packaging	-	-	37,228
	$30,262	$37,000	$84,460

Geographic Segments
Canada	$17,793	$27,779	$42,045
United States	12,469	9,221	42,415
	$30,262	$37,000	$84,460

Furniture Products

The Company’s furniture division (the "Furniture Division") consists primarily of a 50.33% interest in Distinctive, a private Ontario corporation. Until December 31, 1998 the Company also held a 62.23% interest in Lanark Furniture Corporation ("Lanark"), which was amalgamated into Distinctive on that date. At the time of the amalgamation, Lanark held the Lanark trade name, with all manufacturing and marketing already having been assumed by Distinctive. The corporate office of the Furniture Division is located in Toronto, Ontario.

Distinctive focuses on the manufacture and import of leather and fabric upholstered furniture for sale to major Canadian department stores, mass merchants and independent furniture stores, as well as to a number of customers in the United States. Products are sold under its own brand names - Distinctive and Kroehler. The Furniture Division’s design department continually updates and modifies product lines to meet changing trends, expand product placement and enhance brand awareness. The Furniture Division produces and distributes its products from two Canadian facilities. Approximately 41% of Distinctive’s 2006 sales were derived from customers in the United States. Three separate customers at Distinctive accounted for approximately 57% of its 2006 revenues.

Distinctive purchases wood frames, fabrics and leather from a variety of third party suppliers. Distinctive purchases goods and services in both Canadian and U.S. dollars. Distinctive’s 2006 results were negatively impacted by the strengthening Canadian Dollar, higher costs, a difficult retail environment and by increased competition, primarily from offshore manufactures. Distinctive has embarked on a profit improvement program designed to reduce material and labour costs and to increase sales. This includes a substantial increase in its component import programs as well as the initiation of the import of certain finished products, the expansion of its product line to include motion furniture, the closure of its North Carolina plant and the consolidation of its three Toronto facilities into two. Distinctive continues to work on new sales programs and channels of distribution with both existing and prospective new customers.

The Furniture Division uses a combination of in-house sales and marketing staff as well as independent agents and representatives in Canada and the United States. The Canadian and U.S. markets are serviced by approximately 33 independent agents and supported by a customer service team in Toronto. Distinctive participates in national and regional trade shows throughout North America to promote its products. The Furniture Division continues to develop its niche as a manufacturer of quality fabric and leather furniture in the industry. The Company’s largest competitors are offshore furniture manufacturers and local distributors of offshore manufactured goods.

Distinctive has approximately 168 employees, including approximately 132 unionized workers pursuant to a collective bargaining agreement at its Toronto area plants. This collective bargaining agreement expires February 2008.

Protective Packaging Products

The Company has a 22.8% interest (44.5% until March 2004) in Polyair. Polyair is a publicly traded holding company which owns 100% of Polyair Corporation, a Delaware corporation which manufactures and distributes protective packaging products. Polyair was organized to effect a capital restructuring and initial public offering of this business unit (the “IPO”), all of which was completed on February 20, 1996. The IPO consisted of the offer and sale to the public of 2,800,000 common shares of Polyair, including 400,000 shares sold by selling shareholders (244,000 by the Company) at $6.00 per share. On April 16, 1996, Polyair issued from treasury and sold to the public an additional 420,000 shares at $6.00 per share pursuant to the exercise of an underwriter's over-allotment option. At the time of the IPO, Polyair also repaid approximately $2,700,000 of its obligations to the Company.

Polyair’s year-end is October 31. Effective November 1, 1999, Polyair adopted the U.S. Dollar as the reporting currency for its operating results. The Canadian Dollar is the functional currency of Polyair's Canadian operations. Income statement results are translated using the average rate of exchange for the year and all assets and liabilities are translated at the year-end exchange rate.

On May 8, 2003, Polyair acquired certain assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. at a purchase price of US$40.2 million. The results of operation for this acquisition have been consolidated by Polyair from the date of acquisition. The purchase cost was allocated to the fair value of the net assets acquired. The final purchase cost was financed through cash and the issuance of a US$5.0 million six-year 6% note to the seller, convertible into 598,802 shares of Polyair’s stock at a price per share of US$8.35. The note is convertible at the option of the holder any time after March 31, 2004. The note can be settled, at the option of the Company, after March 31, 2006, through the payment of cash or the issuance of 598,802 fully paid and non-assessable Series A preference shares.

In March 2004, the Company completed the sale of approximately 48% of its holdings in Polyair to Glencoe Capital LLC (“Glencoe”), a Chicago-based private equity firm. Under the terms of a shareholder agreement entered into with Glencoe, the Company continues to have the right to elect a majority of the Board of Directors of Polyair and Glencoe has agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections. Notwithstanding that the Company has retained the right to elect a majority of the Board of Directors of Polyair, the Company’s rights are limited, and accordingly, the Company does not control Polyair.

In 2005, competitive factors, raw material cost increases and the continued strength of the Canadian dollar resulted in declining profit margins at Polyair’s Pool Products business segment. As a result, Polyair announced its formal plan to explore the disposal of this segment and reaffirmed Polyair’s business strategy in the protective packaging industry. Polyair initiated a process to dispose of the assets and business of its Pool Products business segment. The sale of this segment, consisting of three individual product units, was concluded during 2006. Polyair’s wholly owned Canadian subsidiary, Cantar Pool Products Limited, obtained an Order under the Companies' Creditors Arrangement Act (“CCAA”) to allow it to complete the sale of its remaining operating assets and to provide it with an opportunity to propose a Plan of Arrangement to settle claims with its creditors. Polyair received approval for this Plan of Arrangement in January 2007. The Plan of Arrangement does not affect Polyair’s packaging business which operates as a stand-alone business through separate subsidiaries and continues to operate in the normal course. Polyair’s management determined that its 50.1% interest in cross-linked foam operated through its subsidiary PXL Cross Link Foam Corporation (“PXL”) and its 76% interest in expanded polystyrene operated through its subsidiary PSC Moulding Corporation (“PSC”) were not core to its Packaging business. In November 2006 Polyair concluded the sale of its interest in PXL. The sale of PSC was completed by Polyair in its second quarter of 2007.

The corporate office of Polyair, which is located in Toronto, Ontario, oversees the operating activities of its subsidiaries. Polyair employs approximately 760 people, including temporary staff, and operates eight manufacturing and distribution facilities, seven of which are in the United States where it generates the majority of its sales. Polyair has 84 employees in Toronto, 28 in New Jersey and 69 employees in Chicago that are covered by individual union agreements expiring in October 2007, January 2008 and June 2009 respectively.

Polyair’s products include Polyethylene bubble protective packaging, Polyethylene foam for surface protection and cushioning, plastic and paper mailers, packaging systems, insulation materials and foam-in-place packaging. Polyair also produces solar covers and pool wall foam.

Polyair has approximately 55 sales personnel who market its products through retailers and distributors located across North America. Customer service representatives and technical sales support personnel are located at many of the Polyair facilities to provide sales and other support. Polyair participates in national and regional trade shows throughout North America and advertises through brochures and trade publications. Polyair sells its products under its own brand names and its produces a variety of private label products for certain customers. Polyair has no long-term contracts for the distribution of its products. Approximately 85% of Polyair’s 2006 sales of US $113 million were derived from customers in the United States. In Polyair's fiscal year ended October 31, 2006, no customer accounted for more than 10% of Polyair's consolidated revenues.

Over the last three years, Polyair has continued to expand its manufacturing capacity and invested in the acquisition of modern equipment so as to maximize production and increase efficiency rates. In the protective packaging industry, Polyair sells its products to distributors and retailers in North America who service a wide variety of end users. Polyair’s Packaging business is expanding its protective packaging lines by internal development and by entering into joint venture partnerships with companies that provide product and technical assistance.

Polyair purchases goods and services in both functional currencies. To reduce its exposure to exchange rate fluctuations, Polyair may hedge its currency risks based on Polyair’s management's view of currency trends, estimated currency requirements and consultation with Polyair 's financial advisors.

Demand for protective packaging materials is fairly evenly spread throughout the year. Polyair’s solar covers and pool wall foam products have their peak sales months in the period from February to July.

The most significant raw material used by Polyair in the production of its products is RESIN which is sourced from a number suppliers. The price of resin increased sharply during 2004 and 2005 as a result of volatile natural gas and oil prices and shortage of supply. The availability of resin has since returned to normal levels, and although prices stabilized, they remain above the level that prevailed in the period prior to 2004. In addition to raw material costs, freight is major expense for Polyair due to the bulky nature of many of its products. Over the last two years, Polyair has seen an increase in its freight costs due to the higher price of fuel oil.

Polyair competes with numerous manufacturers of similar products as well as alternative packaging products such as paper, cardboard and styrene chips. With respect to similar products, Polyair’s largest competitors are Sealed Air Corporation and Pregis Corporation. Polyair also has regional producers that it competes with.

Polyair has undertaken development of several new products, and as a result acquired several patents and trade names over the years. In 2005, Polyair entered into a joint venture agreement to produce and market vapour corrosion inhibitor film. Under the terms of the joint venture agreement, the joint venture partner has granted Polyair an exclusive license for its technology.

Polyair is subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposal of wastes and otherwise relating to the protection of the environment. The operations of Polyair that are most impacted by environmental regulation are foam extrusion and the expanded polystyrene (EPS) factories. Polyair extrudes foam in two locations in the US and manufactures EPS in one location in Canada. Emissions produced in the process are regulated and Polyair has installed equipment to reduce emissions. Polyair also monitors its emission production to ensure that it meets the federal, state and provincial guidelines. Although all facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by Polyair. See Item 7. Risks and Uncertainties

Other Investments

The Company’s wholly owned subsidiary, 2041804 Ontario Inc., holds investments in marketable securities.

The Company holds a 1.44% equity interest in Genterra Inc. ("Genterra"), an Ontario public company with significant interests in real estate properties located in Ontario, Canada, and investments in marketable securities, loans and mortgages.

Item 4. DIVIDENDS

The Company currently does not anticipate paying dividends on its Common shares and Preference shares in the immediate future and intends to retain its earnings to finance the growth and development of its business. Any future determination by the Company to pay cash dividends will be at the discretion of the board of directors of the Company and will depend upon the Company's financial condition, results of operations, capital requirements and such other factors as the board of directors of the Company considers relevant.

Item 5. DESCRIPTION OF CAPITAL STRUCTURE

The following table sets forth the Outstanding Share Data for the Company as at December 31, 2006:

                                    Authorized                Issued

Preference shares, issuable in series                                              Unlimited

Class A preference shares                                                                Unlimited                                             315,544
        $0.04 non-cumulative, non-voting,
        non-participating, $0.44 redeemable

Common shares                                                                                   Unlimited                                         5,081,207

Item 6.  MARKET FOR SECURITIES

The Common shares of the Company are listed on the Toronto Stock Exchange (TSX) under the symbol “CMC” and the Nasdaq Stock Market under the symbol “CSLMF”

The following table sets forth the trading price and volume during fiscal year 2006:

Month	TSX High (Cdn $)	TSX Low (Cdn $)	TSX Volume	Nasdaq High (US $)	Nasdaq Low (US $)	Nasdaq Volume
January 2006	2.75	2.00	13,700	2.50	1.74	40,500
February 2006	2.25	2.10	8,300	2.09	1.83	36,600
March 2006	2.34	1.80	7,600	2.00	1.62	63,700
April 2006	1.91	1.40	8,200	1.75	1.25	50,400
May 2006	1.85	1.50	1,400	1.58	1.30	40,000
June 2006	1.50	1.45	3,800	1.46	1.19	11,600
July 2006	1.73	1.40	2,500	1.53	1.25	23.300
August 2006	1.45	1.25	3,300	1.30	0.85	29.300
September 206	1.36	1.05	10,800	1.25	1.00	54,500
October 2006	1.48	1.10	6,100	1.29	1.05	11,300
November 2006	1.37	1.15	3,500	1.24	1.00	22,000
December 2006	1.45	1.25	1,100	1.28	1.00	61,600

Item 7.  RISKS AND UNCERTAINTIES

The Company, Distinctive and Polyair are subject to a number of broad risks and uncertainties including general economic conditions, competition, product liability and Canadian and US government policies and regulations regarding environment, health, transportation and safety. In addition to these broad business risks, the Company has specific risks that it faces, the most significant of these are detailed below.

Distinctive has sustained material losses in recent years and its working capital position has deteriorated. Distinctive continues to implement a number of adjustments including an increase in its import programs to supplement and/or replace its domestic manufacturing in order to improve gross margin and to enhance its ability to be more competitive in the industry. Distinctive’s 2006 consolidated financial statements have been prepared on the basis of generally accepted accounting principles applicable to a going concern with the assumption that Distinctive will be able to realize its assets and discharge its liabilities in the normal course of business. In order to generate positive cash flows from operations, Distinctive is dependent upon the support of its new lender and a return to profitability which is sensitive to the volume and price of furniture sold, as well as freight and labour costs. If these assumptions are not met, there can be no assurance that Distinctive will realize the necessary improvement in profitability in order to meet its ongoing requirements. If the going concern assumption is not appropriate for Distinctive, adjustments may be necessary to the carrying value of the Company’s assets related thereto.

Mutilateral Instrument 52-109 of the Canadian Securities Administrators, Certification of Disclosure in Issuers’ Annual and Interim Filings (“MI 52-109”) requires CEOs and CFOs to certify that they have designed internal control over financial reporting to provide reasonable assurance over the reliability of financial reporting and the preparation of external financial statements in compliance with generally accepted accounting principles. These certifications cover the Company and its subsidiaries. Documenting these controls is a significant undertaking for the Company and provides the basis for managements’ certifications. Due to the difficult business environment in the North American furniture industry, the resulting ongoing losses at Distinctive and management’s focus on the profit improvement program and the resignation by Distinctive’s Controller, Distinctive did not have the necessary resources to document its internal control over financial reporting and therefore a portion of the basis for management’s certifications is not available. The Company has completed the other elements of the documentation of the design of internal controls over financial reporting relating to both the Company and its other subsidiary. The CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design of the Company’s internal control over financial reporting as of December 31, 2006 pursuant to the requirements of MI 52-109 and have concluded that as of December 31, 2006 a weakness existed in the design of internal control over financial reporting caused by the absence of documentation of the performance of critical control procedures with respect to Distinctive. This weakness leads to uncertainty as to whether the control procedures at Distinctive are being carried out, such that material misstatements in the financial statements of Distinctive, and accordingly the Company, may fail to be prevented or detected. This weakness should also be considered a weakness in the Company’s disclosure controls and procedures. Distinctive recently hired a new Controller and the Company continues to monitor Distinctive’s situation and intends to rectify this as soon as this becomes possible.

The Company’s short-term investments return is contingent upon the performance of the various professional managers and the public financial markets.

Due to the operating losses incurred, primarily at its Pool Division, Polyair’s working capital has deteriorated as it has used its bank facility to partially finance operating losses, capital expenditures and long-term debt repayments. Polyair is currently negotiating new covenants with its lenders to reflect its exit from the pool business and the fact that the previous covenants expired October 31, 2006. Polyair’s ongoing ability to meet covenants that are established will be dependent on an improvement in its profitability. Although Polyair is taking measures to improve both production and administrative productivity there is no assurance that Polyair will be successful in reducing costs sufficiently to satisfy newly established covenants and to generate the operating cash flows necessary to fund working capital, buy raw materials and fund necessary capital improvements. Polyair’s 2006 consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that Polyair will be able to meet its financial covenant tests and generate positive cash flows from operations. In order for this to be realized, Polyair is dependent upon the continued support of its lenders and creditors and increased profitability from its packaging business, which is sensitive to the volume and price of packaging products sold, freight costs and the cost of resin. If these assumptions are not met, Polyair may not be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company's operating results are reported in Canadian dollars. During 2006, approximately 85% (2005 - 85%) of Polyair’s and 41% (2005 - 25%) of Distinctive’s sales revenues were generated primarily in the United States in U.S. dollars. While Polyair is accounted for using the equity method and revenues and expenses from this investment are not recorded, the equity results therefrom still have a direct impact on the results of the Company. The average exchange rate for income statement translation of U.S. dollar denominated amounts was 1.14 for the year ended December 31, 2006 and 1.22 for the comparable 2005 period. Exchange rate fluctuations are beyond the control of the Company and there can be no assurance that the Canadian Dollar will not appreciate against the U.S. Dollar. Accordingly, any increase in the value of the Canadian Dollar versus the U.S. Dollar will reduce the Company’s sales revenue as expressed in Canadian dollars and may also impact the results of Polyair. As a result of the strengthened Canadian dollar, the furniture industry is exposed to additional competition from imported products. Offshore manufacturers have made inroads into the Canadian upholstery market and Distinctive is under increased pressure to adjust selling prices and to reduce costs to meet this import competition.

Polyair and Distinctive purchase goods and services in both Canadian and U.S. dollars. To reduce their exposure to exchange rate fluctuations, the Company, Polyair, and Distinctive may hedge their currency risk based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors.

Distinctive and Polyair use various commodity raw materials and energy products in conjunction with their manufacturing processes. Generally, they acquire such components at market prices and do not use financial instruments to hedge commodity prices. As a result, they are exposed to market risk due to changes in commodity prices related to these components.

Polyair and Distinctive are subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to the protection of the environment. Although management believes that all facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by either Polyair or Distinctive.

Distinctive and Polyair face a certain degree of credit risk arising from the sale of products on credit terms to customers. Distinctive and Polyair seek to maintain a diversified customer base in order to limit exposure to credit risk from any one customer. Distinctive and Polyair attempt to mitigate credit risk through the establishment of credit limits and terms of sales with customers. Credit limits are reviewed and monitored regularly. During the period under review, three separate customers of Distinctive accounted for approximately 57% (2005 - 44%) of its revenues. Loss of any of these customers could result in unsold inventory and decreased capacity utilization.

Polyair has been named from time to time as a defendant in claims arising from pool-related injuries. In each case which has been resolved, Polyair has either prevailed (on the merits or by dismissal) or secured settlement well within insurance coverage limits. Management believes that Polyair’s products are safe and contain proper use warnings, but avoidance of litigation cannot be assured.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company’s operations and profitability. They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.

Item 8. DIRECTORS AND OFFICERS

Each of the Directors of the Company has been elected to hold office until the close of business of the first annual meeting of shareholders of the Company following his election unless his office is earlier vacated in accordance with the Company’s by-laws.

As at December 31, 2006, the Board was comprised of five directors.

The Directors of the Company are as follows:

Name and Municipality of Residence	Principal Occupation	Date Service Commenced	Number of shares beneficially owned, directly or over which control or direction is exercised (1)	Unexercised Options at Fiscal Year End
Fred A. Litwin (5) Toronto, Ontario, Canada	Executive	Director - October 31, 1968	2,779,193 (2)	Nil
Stan Abramowitz Toronto, Ontario, Canada	Chief Financial Officer, Forum Financial Corporation	Director - December 14, 1989	Nil	Nil
Sol D. Nayman (3) (4) (5) Toronto, Ontario, Canada	President, S.D. Nayman Management Inc.	Director - June 24, 2004	Nil	Nil
Ian Dalrymple (3) (4) Toronto, Ontario, Canada	Chief Investment Officer, Northwood Stephens Private Counsel Inc.	Director - April 27, 2006	Nil	Nil
Mark E. Dawber (3) (4)(6) Toronto, Ontario, Canada	Chartered Accountant and Consultant	Director - October 23, 2006	Nil	Nil

NOTES: (1) The information as to shares beneficially owned not being within the knowledge of the Corporation has been furnished by the respective directors individually.
(2)
Fred A. Litwin, President and a Director of the Corporation, directly controls 92,414 Common shares, indirectly controls 2,612,894 Common shares through Mar-Risa Holdings Inc. and its subsidiary DG Acquisition Corporation, 49,119 Common shares through Forum Financial Corporation and 24,766 Common shares through First Corporate Equity Ltd.

(3)	Member of Audit Committee.
(4)	Member of the Corporate Governance Committee.
(5)
During the ten-year period prior to the date hereof, Fred A. Litwin and Sol D. Nayman were directors of Ntex Incorporated, which was subject to a cease trade order for failure to file financial statements. The order was never revoked as Ntex Incorporated made an assignment in bankruptcy.

(6)
Mark E. Dawber is a Chartered Accountant and Consultant. Prior to that, Mr. Dawber was a Client Service Partner at BDO Dunwoody, LLP from 1999 to 2000 and was a Partner at Moore Stephens Hyde Houghton (“MSHH”) from 1970 to 1998 and Managing Partner of the Toronto Office of MSHH from 1990 to 1998 until the merger with BDO Dunwoody, LLP. Mr. Dawber has over 35 years of experience in the accounting industry and is a Fellow of the Institute of Chartered Accountants of Ontario.

Item 8. DIRECTORS AND OFFICERS (continued)

The Officers of the Company are as follows:

Name and Municipality of Residence	Position with the Company	Principal Occupation	Number of shares beneficially owned, directly or over which control or direction is exercised	Unexercised Options at Fiscal Year End
Fred A. Litwin * Toronto, Ontario	President	Executive	2,779,193	Nil
Daniel S. Tamkin Long Island, New York	Vice President	President, The Cambridge Towel Corporation	13,125	Nil
Stan Abramowitz Toronto, Ontario	Secretary	Chief Financial Officer, Forum Financial Corporation	Nil	Nil

* Refer to Notes (2) and (5) above.

Item 9. LEGAL PROCEEDINGS

Management of the Company is not aware of any legal proceedings or litigation outstanding, threatened or pending as of the date hereof by or against the Company. In the normal course of its operations, one of the Company’s equity investees may be subject to litigation and claims. It is not possible to determine the amounts that may be ultimately assessed against this investee company with respect to any existing or potential claims.

Item 10. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company paid to Forum Financial Corporation (“Forum”) an agreed upon fee of $240,000 for administrative, management and consulting services rendered for the year ended December 31, 2006. These services include office, administrative and clerical services, including bookkeeping and accounting. Forum also assists in the decision making process relating to the Company’s and its subsidiaries’ various investment interests. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

During the period under review, Distinctive paid to Forum an agreed upon fee of $72,000 for administrative, management and consulting services rendered. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company and a director of Distinctive, is an officer, director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum and an officer of Distinctive.

Distinctive entered into a lease agreement with Genterra Inc. (“Genterra”) for warehouse space located at 140 Wendell Avenue, Toronto, Ontario. The lease term commenced October 1, 2004 and ends September 30, 2007 at an annual rental of $275,000 per year. Alan Kornblum is an officer and/or director of Distinctive and Genterra. Stan Abramowitz is an officer and/or director of the Company, Genterra and Distinctive. Fred A. Litwin, the President, a director and indirect controlling shareholder of the Company, owns or controls approximately 21.5% of Genterra.

Item 11. MATERIAL CONTRACT

In March 2004, the Company sold approximately 48% of its holdings in Polyair to Glencoe. At the same time, the Company entered into a shareholder agreement with Glencoe. Under the terms of this agreement, the Company continues to have the right to elect a majority of the Board of Directors of Polyair and Glencoe has agreed to vote its shares at the discretion of the Company subject to certain negative covenants and protections. The shareholder agreement also provides a joint approach to future purchases or dispositions of Polyair shares. The terms of this transaction do not contemplate any material changes to the business or management of Polyair.

Item 12. TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent and registrar is:

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Canada

Item 13. INTERESTS OF EXPERTS

Kraft Berger LLP, the external auditors, reported on the fiscal 2006 audited consolidated financial statements. Kraft Berger LLP had no registered or beneficial interest, direct or indirect, in any securities or property of the Company, or any of the Company’s associates or affiliates when it prepared the report on the Company’s 2006 consolidated financial statements, or after such time, nor does it expect to receive any such securities or other property.

Fees paid to Kraft Berger LLP for its services rendered are as follows:

Year	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2006	$57,120	Nil	$1,900	Nil
2005	$44,178	Nil	$3,500	Nil

Item 14. ADDITIONAL INFORMATION

Additional information relating to the Company can be accessed on SEDAR (www.sedar.com).

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interest of insiders in material transactions, where applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders which involve the election of directors. A copy of the Management Information Circular may be found on www.sedar.com or may be obtained upon request from the Secretary of the Company. Additional financial information is provided in the Company’s financial information and MD&A for its most recently completed financial year.

SCHEDULE A

The Audit Committee’s Charter - As Attached.

Composition of the Audit Committee as follows:

Name of Audit Committee Member	Principal Occupation	Independent	Financially Literate
Sol D. Nayman	President, S.D. Nayman Management Inc.	Yes	Yes
Ian Dalrymple	Chief Investment Officer, Northwood Stephens Private Counsel Inc.	Yes	Yes
Mark E. Dawber	Chartered Accountant and Consultant	Yes	Yes

Relevant Education and Experience

Sol D. Nayman is President of S.D. Nayman Management Inc. Mr. Nayman is a director of Polyair Inter Pack Inc. and is a member of their Audit Committee. Mr. Nayman was for many years Executive Vice-President of Club Monaco Inc. Since then, Mr. Nayman has been a partner at Hill, Gertner, Mimran & Nayman, a merchant banking and consulting entity. Mr. Nayman is a director of DoveCorp Enterprises and Genterra Inc., Canadian public corporations.

Ian Dalrymple is Chairman and Chief Investment Officer of Northwood Stephens Private Counsel Inc., a portfolio management firm specializing in investment, estate and tax management. Prior to that, Mr. Dalrymple was the Managing Director of Nigel Stephens Counsel Inc., a position he held since October 1989. Mr. Dalrymple has over 30 years of experience in the financial services and investment industries. Mr. Dalrymple holds a Bachelor of Commerce degree and a Masters degree in Economics from the University of Toronto, is a Fellow of the Canadian Institute of Actuaries, a Member of the American Academy of Actuaries and a Fellow of the Society of Actuaries. Mr. Dalrymple is a Director of Synergx Systems Inc., a United States public corporation, and the West Park Foundation, a charitable foundation serving the West Park Health Care Centre.

Mark E. Dawber is a Chartered Accountant and Consultant. Prior to that, Mr. Dawber was a Client Service Partner at BDO Dunwoody, LLP from 1999 to 2000 and was a Partner at Moore Stephens Hyde Houghton (“MSHH”) from 1970 to 1998 and Managing Partner of the Toronto Office of MSHH from 1990 to 1998 until the merger with BDO Dunwoody, LLP. Mr. Dawber has over 35 years of experience in the accounting industry and is a Fellow of the Institute of Chartered Accountants of Ontario. Mr. Dawber is director of Genterra Inc., a Canadian public corporation.

CONSOLIDATED MERCANTILE INCORPORATED

AUDIT COMMITTEE CHARTER

PURPOSE

The primary functions of Consolidated Mercantile Incorporated’s (the “Company”) Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the:

1.	Company's systems of internal controls regarding finance, accounting, legal compliance and adherence to the Company’s Code of Conduct;

2.	Company's auditing, accounting and financial reporting processes generally; and

3.	Company's financial statements and other financial information provided by the Company to its shareholders and others.

Consistent with these functions, the Committee will encourage continuous improvement of, and foster adherence to, the Company's policies, procedures and practices at all levels.

COMPOSITION AND APPOINTMENT

The Audit Committee shall be composed of at least three members of the Board of Directors. Members of the Audit Committee must be “financially literate” as defined by applicable legislation and regulation and be able to read and understand financial statements that present the breadth and level of complexity of accounting issues that are found in the Company’s statements.

For the year ended December 31, 2006 and thereafter, each member of the Audit Committee:

1.	Shall be an "independent director" as defined by applicable securities legislation that governs the Company; and

2.	Shall not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company during the past three years.

At least one member shall be designated a “financial expert” as defined by applicable legislation and regulation.

The Board of Directors shall appoint the members of the Audit Committee at such times as the Board of Directors may deem necessary or appropriate.

MEETINGS/ATTENDANCE

The Committee will meet at least quarterly. A quorum shall consist of at least two thirds (2/3) of members. The Audit Committee shall determine attendance at all meetings. Meetings may be held in person, by conference telephone call, or by any individual member participating by conference telephone or videoconference.

The Chairperson shall, in consultation with management and the external auditors, establish the agenda for the meetings and ensure that properly prepared agenda materials are circulated to members in sufficient time for study prior to the meeting. Audit Committee members may recommend agenda items subject to approval of the agenda by the Committee.

The Audit Committee will maintain minutes of its meetings.

AUTHORITY RESPONSIBILITIES AND DUTIES

The Audit Committee shall:

1.	Be directly responsible for:

(i)	The nomination of the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

(ii)	The compensation of the external auditor.

2.
Be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

3.	Pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

4.	Review the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

5.
Be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, and must periodically assess the adequacy of those procedures.

6.	Establish procedures for:

(i)	The receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and
(ii)	The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

7.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

8.	Engage independent counsel and other advisors, set and pay their compensation and communicate directly with the auditors.

While the Audit Committee has the specific authority, set forth below, it is not the duty of the Audit Committee to plan or conduct audits or determine that the Company’s financial statements are complete and accurate or in accordance with generally accepted accounting principles. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company.

The Audit Committee is empowered to:

A. Annual Financial Information

1.
Prior to public release, review the annual consolidated financial statements, management’s discussion and analysis report and related regulatory filings and recommend their approval to the Board of Directors, after discussing with management and the external auditors, matters pertaining to:

(i)	The selection, application, and quality of accounting policies;

(ii)	Significant accounting judgements, accruals and estimates; and

(iii)	Significant disclosure or presentation issues addressed by management and the external auditor during the course of the audit and preparation of the financial statements.

2. Review the planning and results of the external audit, including:

(i)	The scope of the audit, including areas of audit risk, timetable, deadlines, materiality limits and extent of internal control testing;

(ii)	The auditor's report; and

(iii)
Review any management letter or other recommendations for the improvement of the Company's accounting practices or internal controls provided to the Company by the Company's external auditors and management's response to such letter.

B. Interim Financial Statements

Prior to public release review interim financial statements, including management's discussion and analysis report and associated press release that are published or issued to regulatory authorities and recommend approval by the Board of Directors, after completion of the following:

1.	Obtain reasonable assurance that the process for preparing these statements is reliable and consistent with the process for preparing annual financial statements; and

2.	Discuss with the external auditors the results of their quarterly review engagement (if applicable) and ensure that any disagreements between management and the external auditors are resolved.

C. External Auditor

The Audit Committee shall ensure that the External Auditor understands their ultimate accountability to the Board and the Audit Committee, as representatives of the Company's shareholders and shall strengthen and preserve external auditor independence by:

1.	Periodically discussing with the external auditors, without Management being present

(i)	their judgements about the quality, appropriateness, and acceptability of the Company's accounting principles and financial disclosure practices, as applied in its financial reporting;

(ii)	the co-operation received by the external auditor from management; and

(iii)	the completeness and accuracy of the Company's financial statements.

2.
Receiving from the external auditor a letter which summarizes the non-audit services provided during the year and declaring their independence from the Company and reviewing the non-audit engagements undertaken by the audit firm for the Company and assessing their impact on the external auditor's objectivity and independence.

The Audit Committee shall also be responsible for:

1.	Ensuring its receipt from the external auditor of a formal written statement delineating all relationships between the auditor and the company, consistent with Independence Standards Board Standard 1;

2.	Actively engaging in a dialogue with the auditor with respect to any disclosure relationships or services that may impact the objectivity and independence of the auditor; and

3.	Taking, or recommending that the full board take appropriate action to oversee the independence of the external auditor.

D. Compliance, Reporting and Other Responsibilities

1.
Regularly report to the Board of Directors about Audit Committee activities, issues, and related recommendations. Annually review the Audit Committee Charter and recommend appropriate changes to the Board of Directors.

2.	Review the findings of any examinations by regulatory agencies.

3.
Review whether management has put in place effective control systems and procedures to ensure that corporate assets are safeguarded and that expenditures and the commitment of Company resources are properly authorized.

4.	Institute and oversee special investigations as needed with respect to matters which fall within the responsibility or mandate of the Audit Committee, as may be needed or as authorized by the Board.

5.	Perform any other activities consistent with this Charter, the Company’s bylaws and governing law, as the Audit Committee or Board of Directors deems necessary or appropriate.

EXHIBIT6. FORM 52-109F1 Certification of Annual Filings - CEO
FORM 52-109F1

Certification of Annual Filings
CONSOLIDATED MERCANTILE INCORPORATED

I, Fred A. Litwin, Chief Executive Officer, certify that:

1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CONSOLIDATED MERCANTILE INCORPORATED for the period ending December 31, 2006;

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.
The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)
evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5.
I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

DATED: March 29, 2007.

“Signed”

Fred A. Litwin
Chief Executive Officer
Consolidated Mercantile Incorporated

EXHIBIT 7.  FORM 52-109F1 Certification of Annual Filings - CFO

FORM 52-109F1

Certification of Annual Filings
CONSOLIDATED MERCANTILE INCORPORATED

I, Stan Abramowitz, Chief Financial Officer, certify that:

1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of CONSOLIDATED MERCANTILE INCORPORATED for the period ending December 31, 2006;

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.
The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)
evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

5.
I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

DATED: March 29, 2007.

“Signed”

Stan Abramowitz
Chief Financial Officer

Consolidated Mercantile Incorporated

EXHIBIT 8. Code of Business Conduct and Ethics

CONSOLIDATED MERCANTILE INCORPORATED

CODE OF BUSINESS CONDUCT AND ETHICS

Introduction

This Code of Business Conduct and Ethics (the "CODE") applies to all employees, officers and directors of Consolidated Mercantile Incorporated and its subsidiaries (collectively the "CORPORATION"). It covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees, officers and directors (collectively the "EMPLOYEES") of the Corporation. All of the Corporation's Employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. The Code should also be provided to the Corporation's agents and representatives, including consultants, as they are equally expected to comply with this Code in all their dealings with or on behalf of the Corporation.

The purpose of this document is to maintain the reputation earned by the Corporation for integrity, objectivity and impartiality, by establishing guidelines to help promote honesty, confidentiality, proper conduct and avoidance of conflicts of interest.

Those who violate the standards in this Code will be subject to disciplinary action.

1. COMPLIANCE WITH LAWS AND REGULATIONS

Obeying the law, both in letter and in spirit, is the foundation on which this Corporation's ethical standards are built. All Employees must respect and obey the applicable laws and regulations of Canada and the USA and their respective provinces and states. Although not all Employees are expected to know the details of these laws and regulations, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.

2. CONFLICTS OF INTEREST

Conflicts of Interest are prohibited as a matter of Corporation policy. A "conflict of interest" exists when a person's personal or business interests or the interests of a related person interfere in any way with the interests of the Corporation. A conflict situation can arise when an Employee takes actions or has interests that may make it difficult to perform his or her Corporation work objectively, effectively, free from bias and in the best interest of the Corporation. Conflicts of interest may also arise when an Employee or members of his or her family, receives personal benefits, entertainment or gifts of more than nominal value as a result of his or her position in the Corporation.

It is almost always a conflict of interest for a Corporation Employee to work simultaneously for a competitor, customer or supplier. Employees are not allowed to work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect business connection with the Corporation's customers, suppliers or competitors, except on behalf of the Corporation.

Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management or the Corporation's legal counsel. Any Employee who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel.

3. INSIDER TRADING

Employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of the Corporation's business. All non-public information about the Corporation, its financial condition, earnings or business, or any important development, should be considered confidential information until a reasonable time after public disclosure of such inside information. To use non-public information for personal financial benefit or to "tip" others including family and friends who might make an investment decision on the basis of this information is not only unethical but also illegal. The consequences of insider trading can be severe. If you have any questions, please consult the Corporation's legal counsel.

4. CORPORATE OPPORTUNITIES

Employees are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No Employee may use corporate property, information, or position for improper personal gain, and no Employee may compete with the Corporation directly or indirectly. Employees owe a duty to the Corporation to advance its legitimate interests when the opportunity to do so arises.

5. COMPETITION AND FAIR DEALING

The Corporation strives to outperform its competition fairly and honestly. The Corporation seeks competitive advantages through superior performance, never through unethical or illegal business practices. Stealing proprietary information, possessing trade secret information that was obtained without the owner's consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each Employee should endeavor to respect the rights of and deal fairly with the Corporation's customers, suppliers, competitors and Employees. No Employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any Corporation Employee, family member of an Employee or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations. Please discuss with your supervisor any proposed gifts or entertainment which you are not certain are appropriate.

6. DISCRIMINATION AND HARASSMENT

The diversity of the Corporation's Employees is a significant asset. The Corporation is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any forms of discrimination or harassment against or from any group or individual, whether on the basis of race, colour, religion, national or ethnic origin, age, gender, sexual orientation, marital status, physical or mental disability, or on the basis of any other personal characteristics protected by law. Examples include inappropriate language, coercion or intimidation in the workplace and unwelcome sexual advances.

7. HEALTH AND SAFETY

The Corporation strives to provide each Employee with a safe and healthy work environment. Each Employee has responsibility for maintaining a safe and healthy workplace for all Employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Drug and alcohol use threatens the safety and productivity of the work environment. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. Being under the influence of illegal drugs or alcohol in the workplace will not be tolerated and will subject Employees to disciplinary action up to and including immediate termination of employment.

8. BOOKS AND RECORDS

The Corporation requires honest and accurate recording and reporting of information in order to make responsible business decisions.

All of the Corporation's books, records, accounts and financial statements must be maintained in reasonable detail, must accurately and properly reflect the Corporation's transactions and must conform both to applicable legal requirements and generally accepted accounting principles and to the Corporation's system of internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless permitted by applicable law or regulation.

As far as possible, contracts to which the Corporation is a party should be in writing. "Side Letters" or "comfort letters" that are not referred to in the main document should only be used with the advice of the Corporation's legal counsel.

Business records and communications often become public, and Employees should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to the Corporation's record retention policies. In accordance with those policies, in the event of litigation or governmental investigation, please consult the Corporation's legal counsel.

Many Employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor or your controller. Rules and guidelines are available from your controller.

9. CONFIDENTIALITY

Employees must maintain the confidentiality of confidential information entrusted to them by the Corporation or its customers, except when disclosure is authorized by the Corporation's legal counsel or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Corporation or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to the Corporation. The obligation to preserve confidential information continues even after employment ends.

10. PROTECTION AND PROPER USE OF CORPORATION ASSETS

All Employees should endeavor to protect and preserve the Corporation's assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Corporation's profitability. Any suspected incident of fraud or theft should be immediately reported for investigation.

The obligation of Employees to protect the Corporation's assets includes its proprietary information such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Corporation policy. It could also be illegal and result in civil or even criminal penalties.

11. IMPROPER PAYMENTS TO GOVERNMENT PERSONNEL

The Canadian Corruption of Foreign Public Officials Act and the U.S. Foreign Corrupt Practices Act prohibit giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the Canadian and U.S. governments have a number of laws and regulations regarding business gratuities, which may be accepted by government personnel. The promise, offer or delivery to an official or employee of the Canadian or U.S. government of a gift, favour or other gratuity in violation of these rules would not only violate Corporation policy but could also be a criminal offense. Provincial, state and local governments, as well as foreign governments, may have similar rules. The Corporation's legal counsel can provide guidance in this area.

12. INTEGRITY AND DISCLOSURE

Employees and directors must meet the highest standards of honesty, truthfulness and integrity in all communications, not just because it is good business, but because it is right. This applies in all our dealings, both as a company and in our relationships with each other. The Corporation will provide a working environment in which adherence to these high standards is clearly expected of all employees, and integrity is never compromised by pressures for immediate success.

To maintain the integrity of our system of accounting and internal control, the Corporation’s accounting and financial records must be valid, accurate and complete. All transactions should be accurately and promptly recorded in the Corporation’s books. The Chief Executive Officer, the Chief Financial Officer and other senior financial officers of the Corporation shall foster practices and procedures which promote and ensure compliance with all applicable laws and regulations, including the securities laws of the United States and Canada, regarding full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Corporation, and insider trading.

13. WAIVERS OF THE CODE OF BUSINESS CONDUCT AND ETHICS

Any waiver of this Code for Employees may be made only by the Board of Directors or a Board committee and will be promptly disclosed as required by law or stock exchange regulation.

14. REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOUR

Employees are encouraged to speak to supervisors, managers or other appropriate personnel about observed illegal or unethical behaviour and when in doubt about the best course of action in a particular situation. It is the policy of the Corporation not to allow retaliation for reports of misconduct by others made in good faith by Employees. Depending upon the nature of the misconduct, the Corporation may have the legal obligation to report it to the appropriate authorities. Employees are expected to cooperate in internal investigations of misconduct.